SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No  ☒

QUARTERLY REPORT

(From January 1, 2023 to September 30, 2023)

THIS IS A TRANSLATION OF THE SEMI-ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “Q1~Q3” OF A FISCAL YEAR ARE REFERENCES TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30 OF SUCH FISCAL YEAR. REFERENCES TO “~~W~~” ARE REFERENCES TO THE KOREAN WON.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

C.	Capitalization

(1)	Change in capital stock (as of September 30, 2023)

There were no changes to our issued capital stock during the reporting period ended September 30, 2023.

(2)	Convertible bonds (as of September 30, 2023)

We have no outstanding convertible bonds as of September 30, 2023.

D.	Voting rights

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2023 Q1~Q3	2022	2021
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		(2,791,928)	(3,071,565)	1,186,182
Earnings (loss) per share (Won)(2)		(7,803)	(8,584)	3,315

Total cash dividend amount for the period (million Won)		—	—	232,580

Total stock dividend amount for the period (million Won)		—	—	—

Cash dividend payout ratio (%)(3)		—	—	19.61
Cash dividend yield (%)(4)	Common shares	—	—	2.82
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	—	650
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(4)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

Historical dividend information

Number of consecutive years of dividends(1)		Average Dividend Yield(1)
Interim dividends	Annual dividends	Last 3 years	Last 5 years
—	—	0.94	0.56

(1)

The average dividend yield is calculated using the simple arithmetic average method, including the fiscal years in which no dividend was paid (dividends were paid with respect to fiscal year 2021 only based on the dividend resolution date).

F.	Matters relating to Articles of Incorporation

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of products that apply display technologies such as OLED and TFT-LCD. Sorting by major sales product category, television, IT products and mobile and other products accounted for 22%, 40% and 38% of our total sales, respectively, in the three quarters of 2023. Our customers primarily consist of global set makers, and our top ten customers comprised 86% of our total sales revenue in the three quarters of 2023. As a company focused on exports, our overseas sales accounted for approximately 97% of our total sales in the three quarters of 2023. We provide close local support through our overseas sales subsidiaries located in the United States, Germany, Japan, Taiwan, China and Singapore.

We operate key production facilities in Korea, China and Vietnam, and as of September 30, 2023, our cumulative production capacity was approximately 3.8 million glass sheets for the nine month period then ended, as converted into eighth-generation sheets (2200x2500mm). In order to expand our production capacity of differentiated and competitive products such as OLED panels, our total capital expenditures on a cash out basis was around ~~W~~5.2 trillion in 2022. In 2023, we expect to reduce our capital expenditure to approximately in the ~~W~~3 trillion range, as we strive to secure financial stability.

The major raw materials for display panel production include glass, semiconductors, polarizers, organic matter, backlight units (“BLU”) and printed circuit boards (“PCB”), and the prices of our raw materials may fluctuate as a result of supply and demand in the market as well as changes in our purchase quantity.

As securing production capacity through large scale investments in the display industry requires a long period of time, panel prices may fluctuate due to the imbalance between the increase in production capacity and growth in demand. The sales performance of industry players is differentiated by not only the production capacity of each company but also other competitive differences arising from factors including technology, product development capability, manufacturing efficiency, quality control and customer relationships, along with the price differentiation incorporating such factors. In addition, given the high proportion of our sales overseas, our sales of display panels are denominated mainly in U.S. dollars whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Accordingly, our profit margins may be affected by changes in the exchange rates between the currencies. We strive to minimize the risk relating to foreign currency denominated assets, liabilities and operating cash flow due to exchange rate fluctuations.

Our research and development expenses represent approximately 13% of our sales, and we are continually creating customer value through systematic R&D activities for new products and technologies. Leveraging our competitive R&D activities, we are leading the display market by providing differentiated values in display panel products utilizing our OLED and TFT-LCD technologies for various uses including television, IT and mobile products, as well as automobiles and industrial uses.

Consolidated operating results highlights

	(Unit: In billions of Won)
	2023 Q1~Q3	2022	2021
Sales Revenue	13,935	26,152	29,878
Gross Profit	(519)	1,124	5,305
Operating Profit (loss)	(2,642)	(2,085)	2,231
Total Assets	37,538	35,686	38,155
Total Liabilities	28,648	24,367	23,392

B.	Industry

(1)	Industry characteristics

•	From the supply perspective, the display panel industry is technology- and capital-intensive in nature and requires mass production through achieving an economy of scale.

•

From the demand perspective, the display panel industry tends to demonstrate a high level of volatility depending on the global macroeconomic conditions, major regional sales events and/or seasonal factors.

•

Though the display panel industry is facing a short-term risk of decreased consumption of related goods and reduced confidence of investors due to continued uncertainty in the global macroeconomic environment, there are continued opportunities in the display market to meet changes in consumer lifestyle and specific consumer needs in the mid- to long-term.

•

In the market for television display panels, new opportunities from the expansion of the ultra-large TV market are expected to arise with the increase of viewable content (including over-the-top services) and more diversified uses of television (such as playing video games).

•

In the market for traditional IT products such as laptops and desktop monitors, growth opportunities for new offerings such as gaming products and portable products are expected to increase due to the continually expanding demand for digital content production and consumption that utilize IT products in light of changes in lifestyle.

•

The growth in the market for smartphone products continued to be concentrated around high value-added products using plastic OLED display panels that offer superior performance through design flexibility, low-power consumption and high resolution, in light of increased use of smartphones for mobile contents and gaming purposes with the development of 5G communication infrastructure.

(2)	Growth Potential

•

The display panel industry is expected to continue to grow, as the essential role of display products as a key device and a necessity for information and communication in daily lives of individuals as well as for industrial purposes becomes more pronounced. We are strengthening our business base with a focus on customer value and developing new markets under our strategic plan to transition our business to center around OLED, which has a strong future growth potential within the display panel industry. With respect to large-sized display panels, we are focusing on securing OLED dominance in the market through differentiated products such as “OLED.EX” and “Cinematic Sound” OLED display panels while leading the expansion into new business areas, such as transparent OLED display panels and gaming display panels. In the small-sized display panel business, we are further expanding our production capacity by securing high value-added and differentiated technology and stable operating capabilities for 6th generation plastic OLED smartphone displays while continuing to grow our small- and medium-sized OLED business in other product lines, including automotive display panels. We are also preparing to respond to new market opportunities, including automotive sound solutions, augmented reality and virtual reality. Furthermore, in the medium-sized display panel business, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies.

(3)	Cyclicality

•

The display panel business is characterized by being highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. Competition in the TFT-LCD sector is intensifying amid investments in new fabrication facilities led by Chinese panel manufacturers. In response, Korean panel manufacturers are continuing their efforts to maintain their market leadership and differentiate themselves by transitioning their business focus to OLED products and upgrading their TFT-LCD businesses.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, etc.

d.	China: BOE, CSOT, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2023 Q1~Q3	2022	2021
Panels for Televisions(1)(2)	11.5%	23.6%	21.7%
Panels for IT Products(1)	18.4%	18.8%	19.0%

Total(1)	13.9%	20.2%	19.9%

(1)	Source: Large Area Display Market Tracker (OMDIA). Data for 2023 Q1~Q3 are based on OMDIA’s estimates, as actual results for 2023 Q3 have not yet been made available.
(2)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including the development of new and premium products through technological advances, timely investments based on visibility of profitability, adaptable product portfolio and flexible fabrication mix, achievement of competitive production costs through enhancing productivity and managing supply costs of components and raw materials, our relationship with customers, success in marketing to our end-brand customers, general economic and industry conditions and foreign exchange rates.

•

In order for us to compete effectively, it is critical to offer differentiated products that enable us to secure profit margins even during times of a mismatch in the market supply and demand, to be price- and cost-competitive and to maintain stable relationships with customers.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. As such, it is important to build a sustained relationship with such customers.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with WOLED/POLED, IPS, Oxide, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED panels for televisions in January 2013, we have shown that we are technologically a step ahead of the competition by continuing to enhance the performance of our WOLED products and to offer differentiated large-sized OLED products such as our “Transparent,” “Cinematic Sound,” “Bendable,” “Rollable” and “Gaming” large-sized OLED. Moreover, we have continually introduced differentiated plastic OLED products for smartphones, automotive products, wearable devices and foldable notebook computers, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS, Oxide and LTPS technology-based ultra-large and ultra-high definition (“Ultra HD” or “UHD”) television panels, desktop and notebook monitors featuring high resolutions, differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.

•	Moreover, we are maintaining and strengthening close long-term relationships with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities in response to the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

D.	Customer-oriented marketing activities

Through engaging in detailed analysis and acquiring insight on the market and industry conditions, technology, products and end-user consumers, we seek to provide differentiated values that are customer- and consumer-friendly. In addition, we engage in activities that are geared to proactively identify and offer meaningful benefits to customers and consumers. As a result, we are continually developing products that provide differentiated values using our differentiated technologies. At the same time, we strive to create new markets and mutually benefit our business and our customers by obtaining customer trust and satisfaction through our customer- and consumer-oriented marketing activities.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

					2023 Q1~Q3
Business area	Sales type	Items (By product)	Usage	Major trademark	Sales Revenue	Percentages (%)
Display	Goods/Products/Services/ Other sales	Televisions	Panels for televisions	LG Display	3,015	21.6%
		IT products	Panels for monitors, notebook computers and tablets	LG Display	5,602	40.2%
		Mobile, etc.	Panels for smartphones, etc.	LG Display	5,318	38.2%

Total					13,935	100.0%

B.	Average selling price trend of major products

The average selling prices of display panels are subject to change based on market conditions and demand by product category. The average selling price of display panels per square meter of net display area shipped in the third quarter of 2023 remained similar compared to the second quarter of 2023, as a continued delay in the recovery in demand in light of the uncertain macroeconomic environment and a continued trend of inventory adjustment in downstream industries impacted each of our major product groups differently. The average selling prices of display panels per square meter of net display area may continually fluctuate in the future due to changes in market conditions.

(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2023 Q3	804
2023 Q2	803
2023 Q1	850
2022 Q4	708
2022 Q3	675
2022 Q2	566
2022 Q1	660
2021 Q4	806
2021 Q3	750
2021 Q2	703
2021 Q1	736

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on changes in size and quantity of raw materials due to the increased production of large-sized panels.

			(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
Display	Raw materials	PCB	Display panel manufacturing	1,161	15.4%	Youngpoong Electronics Co., Ltd., etc.
		Polarizers		1,116	14.8%	LG Chem, etc.
		BLU		902	12.0%	Heesung Electronics LTD., etc.
		Glass		317	4.2%	Paju Electric Glass Co., Ltd., etc.
		Drive IC		716	9.5%	LX Semicon, etc.
		Others		3,323	44.1%	—

Total				7,535	100.0%

- Period: January 1, 2023 ~ September 30, 2023.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.
(2)	Among our major suppliers, Paju Electric Glass Co., Ltd. is our affiliate, LG Chem is a member company of the LG Group and LX Semicon is an affiliate of LX Holdings Corp.

•

The market price of polarizers, which is a main raw material for display panels, decreased by 13% as of September 30, 2023 compared to the end of the previous year, while the market price of glass remained similar over the same period.

•

The market prices of PCB, drive IC and BLU, which are the main raw materials for display modules, decreased by 19%, 16% and 6%, respectively, as of September 30, 2023, compared to the end of the previous year.

•

The primary reason for the fluctuations in unit prices of our raw materials was the delayed recovery in demand due to a global economic slowdown. The unit prices of raw materials may continue to fluctuate in light of changes in the market conditions of such materials as well as various international economic and political factors.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2023 Q1~Q3(1)	2022(1)	2021(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	3,821	8,794	9,230

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a given period. The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2023 Q1~Q3(1)	2022(1)	2021(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	3,108	6,390	8,124

(1)	Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.

B.	Production performance and utilization ratio

		(Unit: Hours, except percentages)
Production facilities	Available working hours in 2023 Q1~Q3	Actual working hours in 2023 Q1~Q3	Average utilization ratio
Gumi	5,448(1) (24 hours x 227 days)	5,336(1) (24 hours x 222.33 days)	97.9%
Paju	6,552(1) (24 hours x 273 days)	6,084(1) (24 hours x 253.5 days)	92.9%
Guangzhou	6,552(1) (24 hours x 273 days)	6,432(1) (24 hours x 268 days)	98.2%

(1)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2022, our total capital expenditures on a cash out basis was around ~~W~~5.2 trillion. In 2023, we expect to reduce our capital expenditures to approximately in the ~~W~~3 trillion range in order to secure financial stability.

5.	Sales

A.	Sales performance

				(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2023 Q1~Q3	2022(2)	2021
Display	Products	Display panel	Overseas(1)	13,440	25,651	29,204
			Korea(1)	441	668	621
			Total	13,881	26,319	29,825
	Royalty	LCD, OLED technology patent	Overseas(1)	13	12	14
			Korea(1)	0	0	0
			Total	13	12	14
	Others	Raw materials, components, etc.	Overseas(1)	30	24	27
			Korea(1)	12	10	12
			Total	42	34	39
	Total		Overseas(1)	13,482	25,687	29,245
			Korea(1)	453	678	633
			Total	13,935	26,365	29,878

(1)	Based on ship-to-party.
(2)	Sales excluding forward exchange hedging loss of ~~W~~213 billion for currency risk management of expected export transactions, which has been reclassified to revenue.

B.	Sales organization and sales route

•	As of September 30, 2023, each of our television, IT and mobile businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries gOverseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

2) LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales performance	Sales route(1)	Ratio
Overseas	Overseas subsidiaries	95.6%
	Headquarters	4.4%
Overseas sales portion (overseas sales / total sales)		96.8%
Korea	Overseas subsidiaries	6.2%
	Headquarters	93.8%
Korea sales portion (Korea sales / total sales)		3.2%

(1)	Percentage by sales route is based on revenue from the Display business segment.

C.	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand.

D.	Sales strategy

•

With respect to television products, we are expanding the premium television market with our OLED televisions and working towards strengthening our business portfolio and reinforcing consumer values through new businesses such as gaming and transparent products. We are also securing business stability in the LCD market with products that are commercially differentiated while mainly targeting global customers.

•

With respect to IT products, we are securing stable sales by having major global personal computer and home electronics manufacturers as our primary customer base, and we are also continually strengthening the sales of high-resolution, IPS, narrow bezel and other high-end display panels for monitors, notebook computers and tablets.

•

With respect to a wide range of products including smartphones, wearable devices, commercial products (including interactive whiteboards and video wall displays among others), industrial products (including aviation and medical equipment, among others) and automotive display products, we have continued to build a strong and diversified business portfolio and expanded our global customer base by leveraging the strength of our differentiated products that apply plastic OLED, Tandem n, IPS, in-TOUCH, Super Narrow bezel and other technologies to enable higher resolution and higher reliability.

E.	Major customers

•

Customers “A” and “B” each accounted for more than 10% of our sales revenue in the three quarters of 2023 and 2022. Our sales revenue derived from our top ten customers comprised 86% of our total sales revenue in the three quarters of 2023 and 85% in the three quarters of 2022.

6.	Purchase Orders

•

We supply some of our products in accordance with the production plans of automobile manufacturers. However, the volume of our supply is subject to fluctuation depending on the customers’ actual order volume and future market conditions, and it is not possible to accurately predict the changes in demand resulting from changes in the domestic and global economic environment. Moreover, as of September 30, 2023, we do not have purchase order contracts that recognize revenue by measuring progress towards satisfaction of performance obligation by using the cost-based input method.

7.	Risk Management and Derivative Contracts

A.	Risk management

(1)	Major market risks

Our business is exposed to credit risk, liquidity risk and market risk. Accordingly, we operate a risk management system that identifies and analyzes these risks while monitoring and managing risk level by establishing appropriate risk controls in order to ensure that such risks do not exceed certain threshold levels.

Market risk refers to the risk that income from the financial instruments that we hold or the fair value of such financial instruments will fluctuate due to fluctuations in market prices, such as exchange rates, interest rates and prices of equity securities. The objective of our market risk management system is to manage and control our exposure to market risk within an acceptable level while optimizing our profit levels.

(2)	Risk management method

As the average selling prices of OLED and TFT-LCD panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures.

In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by adopting a policy of maintaining our net exposure risk within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances in the inflow and outflow of foreign currency funds. We also continually monitor our currency position and risk for other monetary assets and liabilities denominated in foreign currencies, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts. Furthermore, we have adopted a policy aimed at minimizing uncertainty and financial costs arising from interest rate fluctuations and manage our interest rate risk through periodic monitoring of interest rate trends and adoption of appropriate countermeasures.

B.	Derivative contracts

(1)	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Chinese Yuan and the Japanese Yen.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

As of the end of the reporting period, in order to avoid risks of exchange rate fluctuations on the fair value of advance received, we entered into long position currency forward contracts of US$1,200 million with Standard Chartered Bank and others. As of the end of the reporting period, among the valuation gains and losses of derivatives to which fair value hedge accounting is applied, there is no ineffective portion, and we recognized a valuation gain of ~~W~~20 billion and a valuation loss of ~~W~~3 billion (purchase commitment: USD 1,200 million, contract exchange rate: ~~W~~1,289.11~1,310.08) as part of our foreign currency translation gains and losses. With regard to fair value hedging, the maximum expected period of exposure to fair value fluctuation risk from hedged transactions is within 28 months from the end of the reporting period.

•

As of the end of the reporting period, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of USD 2,065 million and CNY 345 million cross currency swap agreements with KB Kookmin Bank and others, for which we have not applied hedge accounting. Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred. We recognized a gain on valuation of derivative instruments in the amount of ~~W~~294 billion and a loss on valuation of derivative instruments in the amount of ~~W~~200 billion with respect to the above foreign exchange derivative instruments held during the reporting period.

(2)	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•

As of the end of the reporting period, we entered into an aggregate face value of US$1,565 million (equivalent to Won 2,104.6 billion) in cross-currency interest swap agreements with Hana Bank and others, and an aggregate of ~~W~~990 billion in interest rate swap agreements with China Construction Bank and others, for which we have not applied hedge accounting. We recognized a gain on valuation of derivative instruments in the amount of ~~W~~2 billion and a loss on valuation of derivative instruments in the amount of ~~W~~1 billion with respect to our interest rate derivative instruments held during the reporting period.

•

We are managing the transition to alternative benchmark reference rates through the insertion of replacement clauses for financial instruments tied to interbank lending rates (“IBORs”) that have not yet been converted. As of September 30, 2023, the remaining financial instruments tied to IBORs which we are exposed to will be replaced from USD London Interbank Offered Rate (LIBOR) rates to the Secured Overnight Financing Rates (SOFR) in accordance with certain replacement guidelines. Even if a replacement clause has been inserted, if the interest rate of the financial instrument is still tied to an IBOR, we consider such financial instrument as not yet having been converted.

8.	Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing/supply agreement	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2022 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2025	Patent licensing of OLED related technology
	Semiconductor Energy Laboratory	January 2021 ~ December 2030	Patent licensing of LCD and OLED related technology

9.	Research & Development (“R&D”)

A.	Summary of R&D-related expenditures

		(Unit: In millions of Won, except percentages)
Items		2023 Q1~Q3	2022	2021
R&D Expenditures (prior to deducting governmental subsidies)		1,827,983	2,431,590	2,127,705
Governmental Subsidies		(334)	(1,008)	(941)

Net R&D-Related Expenditures		1,827,649	2,430,582	2,126,764

Accounting Treatment(1)	R&D Expenses	1,436,283	1,927,828	1,813,876
	Development Cost (Intangible Assets)	391,366	502,754	312,888

R&D-Related Expenditures / Revenue Ratio(2) (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		13.1%	9.3%	7.1%

(1)

For accounting treatment purposes, R&D expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

(2)	Calculated based on the R&D-related expenditures before subtracting government subsidies (state subsidies).

B.	R&D achievements

Achievements in 2021

(1)	Developed the world’s first bendable OLED television display product (65” UHD)

•	Implemented both flat and bendable forms based on the scene usage and provided diverse form factors to customers

(2)	Developed the world’s first 83” OLED television display product

•	Increased the range of options for customers by developing the new 83” UHD

(3)	Developed the world’s first QHD 240Hz gaming notebook product (15.6”)

•	Developed the world’s first QHD resolution 240Hz high-speed notebook product (obtained panel characteristics through new design and process optimization)

•	Led the QHD high-speed gaming product market

(4)	Developed the world’s first high contrast ratio 2000:1 monitor product (27”, 31.5”)

•	Developed the world’s first IPS contrast ratio 2000:1 monitor product through the development of high contrast nega-LC material (Existing product: posi-LC, 1000:1)

•	Led the high-end display quality product market

(5)	Developed the world’s first 42” OLED television display product

•	Expanded the product segment by developing the new 42” UHD display panel

(6)	Developed our first Auto LCD 750R extreme curvature product (12.66” FHD)

•	Achieved differentiated design by developing LTPS 750R extreme curvature product

Achievements in 2022

(1)	Developed the world’s first 16:18 aspect ratio monitor product (27.6” SDQHD)

•	Developed a 27.6” (21.5”, 21.5”, vertical arrangement) monitor product, which is optimized for multi-tasking amid the increase in working remotely as a result of the COVID-19 pandemic

•	Created a new market through the development of a new aspect ratio (16:18, 2560x2880) product

(2)	Developed our first three-sided “Borderless” notebook panel product (13.4” WU XPS)

•	Led the high-end market by adopting a new, three-sided borderless design applying low power consumption variable refresh rate technology

(3)	Developed the world’s first 97” OLED TV product

•	Developed a product that outperforms competitors’ products both in display quality and in size in the high-end market

•	Strengthened the global trend towards OLED dominance by expanding our extra-large OLED TV product lineup and secured related original technology

(4)	Developed the world’s first Curved 1,900R Black monitor product (34”)

•	Developed the world’s first IPS Black Curved monitor product (contrast ratio 2000:1) by utilizing nega-LC material

•	Led the high-end Curved product market

(5)	Developed our first 12.3” cluster product utilizing VDA 3D technology

•	Utilizing VDA (Viewing Distance Adaption) technology, developed a 12.3” cluster product that applies glassless 3D technology and changes the user’s viewing distance while driving

(6)	Developed the world’s first 12.3” cluster product utilizing DLC technology

•

Utilizing DLC (Double LGP Control) technology, developed a 12.3” cluster product which display is, when positioned in the passenger seat, visually recognizable from the passenger seat but not from the driver’s seat.

(7)	Developed the world’s first META technology-applied product (gaming products: 27”, 45”; and television products: 4K 77/65/55”, 8K 77”)

•	Utilizing the development of META OLED technology, entered the gaming monitor market and strengthened flagship leadership in the premium TV market

1) Gaming product (27”, 45”): Secured high PPI luminance performance based on the META technology and provided a display optimized for gaming through high-speed (240 Hz), fast response time (0.03ms) and curved technology

2) Large television (4K/8K): Developed product with world’s best picture quality (luminance/viewing angle) based on META technology

(8)	Developed the world’s first IPS Gaming FHD 480Hz monitor product (24.5”)

•	Applied high-performance Oxide-TFT BCE-4 cell to 480Hz FHD screens

•	Received the 2023 CES Award in Best Innovation / Gaming / Computer Accessory category

Achievements in 2023

(1)	Developed the world’s first small- and medium-sized transparent WOLED product (30” HD)

•	Expanded market coverage with the development of a new product size (30”) for transparent small- and medium-sized display

•	Strengthened market leadership through achieving a transparency rate of 45% and increased luminance (600/200 nit)

(2)	Introduced the world’s first foldable pen touch notebook (17”)

•	Developed OLED panel for notebooks utilizing differentiated technologies such as the tandem OLED and a special folding structure

10.	Intellectual Property

As of September 30, 2023, our cumulative patent portfolio (including patents that have already expired) included 27,275 patents in Korea and 33,662 patents in other countries. In the first three quarters of 2023, we registered 1,782 patents in Korea and 1,662 patents in other countries.

11.	Environmental and Safety Matters

In order to minimize the environmental impact of our business activities, we are actively responding to environmental regulations applicable to our products and business sites.

A.	Business environment management

We have installed and operate various types of prevention facilities to minimize the emission of environmental pollutants generated in our production process. With respect to air and water pollutants, we set and manage our internal standard at 70% of the permitted levels under the regulatory emission standards. In addition, in order to establish a resource circulation system, we operate a proprietary system to monitor waste from its generation to treatment, have developed waste treatment technology and identified suitable recycling companies to reduce the amount of waste we generate and maximize recycling.

In addition, as we were designated a target company for the greenhouse gas emission trading system in 2015, we allocate and monitor our greenhouse gas emissions every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a medium- to long-term goal to reduce the emission level by continually investing in facility improvements and monitoring our emission levels.

We are subject to a variety of environmental laws and regulations, and operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. The primary types of environmental laws applicable to us include the following:

(1)	Environmental pollutant emission regulations: Clean Air Conservation Act, Water Quality Conservation Act, Wastes Control Act, Environmental Impact Assessment Act, etc.

(2)	Greenhouse gas emission management: Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, Act on the Allocation and Trading of Greenhouse Gas Emission Permits, etc.

(3)	Other workplace environment management: Chemicals Control Act, Chemicals Registration and Evaluation Act, Soil Environment Conservation Act, etc.

Through the implementation of an environmental and energy management system, we are continuously making efforts to minimize environmental impact and reduce energy usage in all aspects of our business process. Accordingly, we have acquired and currently operate the environmental management system ISO14001 for all of our domestic and overseas production sites, and we have also obtained energy management system ISO 50001 certifications for our domestic business sites and overseas subsidiaries in Guangzhou, Nanjing and Yantai in order to build a sustainable management system. In addition, we have established company-wide safety, healthy, energy and environment management policies and manuals, which are regularly updated based on international standards. We also conduct systematic management of our business process in accordance with international standards through annual follow-up and renewal audits.

In recognition of our efforts, we were awarded the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. Since then, we have continued to maintain our excellence in water conservation activities and received Leadership A recognition from 2018 to 2022. In addition, we have also received the Carbon Management Honors Club award from 2017 to 2020 and the Carbon Management Sector Honors every year since 2016 in recognition of our continued greenhouse gas emission reduction activities.

In addition, in recognition of our efforts toward recycling rate improvement and waste reduction, we were nominated as a leading company with an excellent performance in resource circulation and received a commendation from the Minister of Environment in 2020. Our overseas subsidiary in Yantai earned Platinum Zero Waste to Landfill (“ZWTL”) validation in 2021, and all of our domestic production facilities earned Gold ZWTL validation (above 95% recycling rate), and our overseas subsidiary in Nanjing earned Platinum validation in 2022. In 2022, we introduced a resource recirculation recognition program in accordance with the Korean government’s waste management policy and received circular resource certification on eight types of our discarded trays and vinyl. We will continue our efforts to reinforce our resource circulation program by minimizing waste and maximizing recycling rate.

Moreover, in line with the global trend for environmental, social, and governance (“ESG”) management, we earned Gold rating (which recognizes top 5% companies) in the ESG assessment conducted by global research center EcoVadis. We have continued to pursue ESG management activities based on the spirit of “value creation for consumers” and “human-first management,” and we plan to obtain further recognition for our eco-friendly management and share relevant information with the stakeholders.

B.	Product environment management

In order to respond to applicable domestic and overseas environmental regulations, such as the European Union’s Restriction of Hazardous Substances (RoHS) and Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH) that restrict the use of certain hazardous substances, we operate a hazardous substance management program that implements a four-step procedure (each such step, a “Gate”) that manages various stages of our production cycle, beginning with the registration process of our business partners up to the mass production stage. In addition, in order to preemptively address four types of phthalate substances that became additionally regulated pursuant to the RoHS in 2016 and officially went into effect on July 22, 2019, we replaced the latent risk elements in advance as well as implemented a more stable management process with respect to such substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement, quality assurance and analysis teams.

•	Gate 01 (Business Partner Stage): An audit is conducted prior to the registration of a new business partner (including the inspection of the business partner’s hazardous substance response process)

•	Gate 02 (Parts Development Stage): An environmental evaluation of each part under development is conducted (consisting of three stages: (1) document review; (2) XRF test and (3) precision analysis)

•	Gate 03 (Product Development Stage): An environmental evaluation of the product model and product labeling are conducted (including RoHS verification)

•	Gate 04 (Mass Production Stage): Process management through the periodic testing of mass-produced parts for any hazardous substances (including rate-based tests based on risk assessment)

We operate a “Hazardous Substance Management System for Products” that effectively manages hazardous substances by classifying them into four levels: A-I, A-II, B-I, and B-II. In particular, in addition to substances prohibited by global hazardous substance regulations on products, we have designated substances causing harm to the human body and the environment as Level B substances. By developing alternative technologies and parts and applying them to our products, we continually strive to achieve a gradual reduction and elimination of non-prohibited hazardous substances.

•	Level A-I (Prohibited Substances): Prohibited substances designated under the RoHS regulations (i.e., 10 regulated substances) and those designated by specific customers

•	Level A-II (Prohibited Substances): Substances prohibited by regulations and conventions other than those covered under Level A-1 and those designated as such by customers

•	Level B-I (Substances Subject to Voluntary Reduction): Substances that are being voluntarily replaced over a certain period of time

•	Level B-II (Substances Under Observation): Substances that are not currently banned, but are expected to become prohibited in the future

Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013.

In 2017, in a joint effort with the global product testing/accreditation agency SGS, we became the first display panel company to develop SGS Eco Label, an environmentally friendly accreditation program for television display modules, and have since continuously received the SGS Eco Label accreditation for our OLED television models. In 2022, we expanded our accreditation program to cover display modules for monitors, notebook computers, tablets and automobiles, as a result of which our display modules for monitors and notebook computers received SGS Eco Label accreditation for the first time and our automotive display module became the first in the industry to receive the SGS Eco Label accreditation for its excellence in energy efficiency. In 2023, our high-end IT LCD panels (27-inch and under), in which we incorporated recycled materials for the first time, received the SGS Eco Label accreditation. In addition, our 30-inch and 55-inch transparent display products, for which we applied hazardous substance reduction technology, became the first in the industry to receive the SGS Eco Label accreditation. Moreover, in 2022, our 27-inch monitor display product that applied anti-bacterial films received the SGS Performance Mark accreditation for its anti-bacterial performance, and in 2023, our commercial display module that applied Plus-Bright energy consumption reduction technology obtained the SGS Performance Mark accreditation for its energy efficiency performance. Our high-end IT panels (27-inch and smaller) also received the same accreditation for reducing energy consumption through the implementation of proprietary algorithms and improving panel transmittance.

Also in 2022, upon assessment and verification of GHG emissions throughout its entire product life cycle, our OLED TV panel received the industry’s first Carbon Footprint Certification from The Carbon Trust, a not-for-profit company founded by the United Kingdom government that provides voluntary carbon certification services and carbon labeling schemes. In 2023, our high-end IT LCD panels (27-inch and smaller) received the Product Carbon Footprint (PCF) certification from TÜV Rheinland, a global independent testing, inspection and certification agency, by achieving carbon emission reduction through the application of recycled materials and low energy consumption technologies.

In 2021, we received the “Green Technology Certification” for our advanced incell touch display technology, an eco-friendly technology with touch-sensing electrodes and transmission lines that reduce carbon emissions and the use of rare metals. We also obtained an eco-friendly certification from TUV SUD, a globally recognized accreditation agency, for excellence in resource circulation and non-use of specific hazardous substances in our OLED television and PO mobile models, following our co-development of such certification program with such agency.

In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction. In 2017, for the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP).

C.	Green Management

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

D.	Status of sanctions

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS).

	(Unit: In millions of Won)
Description	As of September 30, 2023	As of December 31, 2022	As of December 31, 2021
Current assets	10,506,293	9,444,035	13,187,067
Quick assets	7,157,751	6,571,117	9,836,692
Inventories	3,348,542	2,872,918	3,350,375
Non-current assets	27,031,439	26,241,984	24,967,448
Investments in equity accounted investees	94,085	109,119	126,719
Property, plant and equipment, net	20,953,320	20,946,933	20,558,446
Intangible assets	1,735,328	1,752,957	1,644,898
Other non-current assets	4,248,706	3,432,975	2,637,385
Total assets	37,537,732	35,686,019	38,154,515
Current liabilities	14,559,786	13,961,520	13,994,817
Non-current liabilities	14,087,754	10,405,272	9,397,197
Total liabilities	28,647,540	24,366,792	23,392,014
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	2,567,284	5,359,769	8,541,521
Other equity	699,124	479,628	537,142
Non-controlling interest	1,583,592	1,439,638	1,643,646
Total equity	8,890,192	11,319,227	14,762,501

(Unit: In millions of Won, except for per share data and number of consolidated entities)
Description	For the nine months ended September 30, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Revenue	13,934,914	26,151,781	29,878,043
Operating profit (loss)	(2,641,908)	(2,085,047)	2,230,608
Profit (loss) from continuing operations	(2,627,268)	(3,195,585)	1,333,544
Profit (loss) for the period	(2,627,268)	(3,195,585)	1,333,544
Profit (loss) attributable to:
Owners of the company	(2,791,928)	(3,071,565)	1,186,182
Non-controlling interest	164,660	(124,020)	147,362
Basic earnings (loss) per share	(7,803)	(8,584)	3,315
Diluted earnings (loss) per share	(7,803)	(8,584)	3,130
Number of consolidated entities	22	22	22

B.	Financial highlights (Based on separate K-IFRS).

	(Unit: In millions of Won)
Description	As of September 30, 2023	As of December 31, 2022	As of December 31, 2021
Current assets	5,655,444	5,627,177	8,566,656
Quick assets	3,335,553	3,702,583	6,435,659
Inventories	2,319,891	1,924,594	2,130,997
Non-current assets	24,589,554	23,631,862	20,911,466
Investments	5,061,695	4,837,704	4,942,729
Property, plant and equipment, net	13,929,948	14,044,844	12,010,858
Intangible assets	1,638,906	1,635,181	1,459,812
Other non-current assets	3,959,005	3,114,133	2,498,067
Total assets	30,244,998	29,259,039	29,478,122
Current liabilities	16,077,680	16,043,011	13,148,969
Non-current liabilities	8,407,614	5,865,589	5,686,335
Total liabilities	24,485,294	21,908,600	18,835,304
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	1,719,512	3,310,247	6,611,853
Other equity	0	0	(9,227)
Total equity	5,759,704	7,350,439	10,642,818

	(Unit: In millions of Won, except for per share data)
Description	For the nine months ended September 30, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Revenue	12,960,038	24,131,172	28,364,914
Operating profit (loss)	(3,666,515)	(3,201,463)	721,931
Profit (loss) from continuing operations	(1,589,998)	(3,191,387)	552,173
Profit (loss) for the period	(1,589,998)	(3,191,387)	552,173
Basic earnings (loss) per share	(4,444)	(8,919)	1,543
Diluted earnings (loss) per share	(4,444)	(8,919)	1,540

C.	Consolidated subsidiaries (as of September 30, 2023)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%

Company Interest	Primary Business	Location	Equity
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC(1)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd.	Manufacturing and sales	China	70%

(1)	During the reporting period, we invested an additional ~~W~~4,691 million in LG Display Fund I LLC.

D.	Status of equity investments (as of September 30, 2023)

(1)	Consolidated subsidiaries

Company	Capital Stock (in millions)	Date of Incorporation	Equity Interest
LG Display America, Inc.	USD 411	September 1999	100%
LG Display Germany GmbH	EUR 1	October 1999	100%
LG Display Japan Co., Ltd.	JPY 95	October 1999	100%
LG Display Taiwan Co., Ltd.	TWD 116	April 1999	100%
LG Display Nanjing Co., Ltd.	CNY 3,020	July 2002	100%
LG Display Shanghai Co., Ltd.	CNY 4	January 2003	100%
LG Display Guangzhou Co., Ltd.	CNY 1,655	June 2006	100%
LG Display Shenzhen Co., Ltd.	CNY 4	July 2007	100%
LG Display Singapore Pte. Ltd.	USD 1	November 2008	100%
L&T Display Technology (Fujian) Limited	CNY 116	December 2009	51%
LG Display Yantai Co., Ltd.	CNY 1,008	March 2010	100%
Nanumnuri Co., Ltd.	KRW 800	March 2012	100%
LG Display (China) Co., Ltd.	CNY 8,232	December 2012	70%
Unified Innovative Technology, LLC	USD 9	March 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY 1	April 2015	100%
Global OLED Technology LLC	USD 138	December 2009	100%
LG Display Vietnam Haiphong Co., Ltd.	USD 600	May 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY 637	July 2016	100%
LG Display Fund I LLC(1)	USD 75	May 2018	100%
LG Display High-Tech (China) Co., Ltd.	CNY 15,600	July 2018	70%

(1)	During the reporting period, we invested an additional ~~W~~4,691 million in LG Display Fund I LLC.

(2)	Affiliated companies

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	29,034	January 2005	40%
Wooree E&L Co., Ltd.	~~W~~	12,336	June 2008	13%
YAS Co., Ltd.	~~W~~	28,358	April 2002	15%
Avatec Co., Ltd.	~~W~~	21,385	August 2000	14%
Arctic Sentinel, Inc.		—	June 2008	10%
Cynora GmbH		—	March 2003	10%
Material Science Co., Ltd.	~~W~~	2,972	January 2014	10%

Although our respective share interests in Wooree E&L Co., Ltd., YAS Co., Ltd., Avatec Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, we are able to exercise significant influence through our right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

For the nine months ended September 30, 2023 and 2022, the aggregate amount of dividends we received from our affiliated companies was ~~W~~15,200 million and ~~W~~4,461 million, respectively.

13.	Audit Information

A.	Audit service

	(Unit: In millions of Won, hours)
Description	2023 Q3	2022	2021
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,640 (590)(2)	1,557 (575)(2)	1,470 (550)(2)
Time required(3)	11,601	21,238	20,821

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.
(3)	Figures are based on actual performance as of the date of this report.

B.	Non-audit service

(Unit: In millions of Won, hours)
Period	Date of contract	Description of service	Period of service	Compensation
2023 Q3	—	—	—	—
2022	—	—	—	—
2021	—	—	—	—

*	Based on direct contracts on a separate basis.

14.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

This information is omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules, and we plan to include such information in our annual report.

15.	Board of Directors

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

16.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of September 30, 2023): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of September 30, 2023): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of September 30, 2023:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest shareholder	135,625,000	37.90%
James (Hoyoung) Jeong	Registered director of member company	15,000	0.00%

(2)	Shareholders who are known to us that own 5% or more of our shares as of December 31, 2022(1):

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.90%

(1)

Based on the public disclosure filing of the National Pension Service on April 24, 2023, the National Pension Service held 19,362,894 shares of our common stock, which resulted in a change in its equity interest in us to 5.41%.

17.	Directors and Employees

A.	Directors

(1)	List of Members of Board of Directors

Name	Position	Shares of the Company held	First appointed	Term expires
James (Hoyoung) Jeong	Representative Director (non-outside), Chief Executive Officer and President	15,000	September 17, 2019	March 20, 2026
Sung Hyun Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	—	December 1, 2018	March 23, 2025
Beom Jong Ha	Non-standing Director and Member of Outside Director Nomination Committee	—	March 23, 2022	March 23, 2025
Doocheol Moon	Outside Director and Member of Audit Committee, Related Party Transaction Committee and ESG Committee	—	March 23, 2021	March 23, 2024
Chung Hae Kang	Outside Director and Member of Audit Committee, Outside Director Nomination Committee, Related Party Transaction Committee and ESG Committee	—	March 23, 2022	March 23, 2025
Jungsuk Oh	Outside Director and Member of Audit Committee, Outside Director Nomination Committee, Related Party Transaction Committee and ESG Committee	—	April 26, 2022	March 21, 2026
Sang Hee Park	Outside Director and Member of Audit Committee and ESG Committee	—	March 21, 2023	March 21, 2026

(2)	Compensation of Directors

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

B.	Employees

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

18.	Other Matters

A.	Legal proceedings

We are a defendant in two separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs and one damages claim in Israel filed by private plaintiffs) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined. A trial for the case in the United Kingdom was under progress in October 2023, but no trial has been scheduled for the case in Israel. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions.

B.	Status of collateral pledged to related party

In March 2023, we entered into an agreement to obtain a long-term borrowing from LG Electronics, our largest shareholder, in the aggregate amount of ~~W~~1 trillion with an interest rate of 6.06% per year. We received ~~W~~0.65 trillion of the principal amount of such borrowing on March 30, 2023 and the remaining ~~W~~0.35 trillion on April 20, 2023. We are responsible only for interest payments during the first two years of the borrowing term, while the principal amount is subject to repayment on a quarterly basis during the final year, until its maturity on March 30, 2026. We obtained such borrowing in order to strengthen the competitiveness of our OLED business as well as for general corporate purposes. In addition, as an ancillary, we pledged certain of our land and buildings equal to the sum of the principal and interest amount as collateral for such borrowing.

Moreover, deposits in the amount of CNY4,288 million (equivalent to ~~W~~790.1 billion) have been pledged as collateral by LG Display Nanjing Co., Ltd. in connection with our borrowings in the amount of USD 200 million (equivalent to ~~W~~269.0 billion) and ~~W~~450 billion from Shinhan Bank and others.

C.	Material events subsequent to the reporting period

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2023 and 2022

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of September 30, 2023, the condensed consolidated interim statements of comprehensive loss for the three-month and nine-month periods ended September 30, 2023 and 2022, and statements of changes in equity and cash flows for the nine-month periods ended September 30, 2023 and 2022, and notes comprising material accounting policy information and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2022 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated March 3, 2023, expressed an unmodified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2022, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 13, 2023

This report is effective as of November 13, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of September 30, 2023 and December 31, 2022

(In millions of won)	Note	September 30, 2023		December 31, 2022
Assets
Cash and cash equivalents	4, 26	~~W~~	3,006,210	1,824,649
Deposits in banks	4, 26		1,081,106	1,722,607
Trade accounts and notes receivable, net	5, 15, 26, 28		2,351,050	2,358,914
Other accounts receivable, net	5, 26		83,266	169,426
Other current financial assets	6, 26		269,644	165,355
Inventories	7		3,348,542	2,872,918
Prepaid income taxes			30,675	5,275
Other current assets	5		335,800	324,891

Total current assets			10,506,293	9,444,035
Deposits in banks	4, 26		11	11
Investments in equity accounted investees	8		94,085	109,119
Other non-current financial assets	6, 26		232,262	289,098
Property, plant and equipment, net	9, 18		20,953,320	20,946,933
Intangible assets, net	10, 18		1,735,328	1,752,957
Investment property	11		34,279	28,269
Deferred tax assets	24		3,590,660	2,645,077
Defined benefits assets, net	13		366,497	447,521
Other non-current assets			24,997	22,999

Total non-current assets			27,031,439	26,241,984

Total assets		~~W~~	37,537,732	35,686,019

Liabilities
Trade accounts and notes payable	26, 28	~~W~~	4,702,473	4,061,684
Current financial liabilities	12, 26, 27		5,452,558	5,489,254
Other accounts payable	26		2,967,116	3,242,929
Accrued expenses			716,722	729,193
Income tax payable			67,144	112,429
Provisions	14		126,624	173,322
Advances received	15		444,406	65,069
Other current liabilities			82,743	87,640

Total current liabilities			14,559,786	13,961,520
Non-current financial liabilities	12, 26, 27, 28		12,124,094	9,622,352
Non-current provisions	14		65,511	86,157
Defined benefit liabilities, net	13		1,385	1,531
Long-term advances received	15		1,210,320	—
Deferred tax liabilities	24		2,835	4,346
Other non-current liabilities	26		683,609	690,886

Total non-current liabilities			14,087,754	10,405,272

Total liabilities			28,647,540	24,366,792

Equity
Share capital	16		1,789,079	1,789,079
Share premium	16		2,251,113	2,251,113
Retained earnings			2,567,284	5,359,769
Reserves	16		699,124	479,628

Total equity attributable to owners of the Controlling Company			7,306,600	9,879,589

Non-controlling interests			1,583,592	1,439,638

Total equity			8,890,192	11,319,227

Total liabilities and equity		~~W~~	37,537,732	35,686,019

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Loss

(Unaudited)

For the three-month and nine-month periods ended September 30, 2023 and 2022

(In millions of won, except earnings per share)	Note	For the three-month periods ended September 30			For the nine-month periods ended September 30
		2023		2022	2023	2022
Revenue	17, 18, 28	~~W~~	4,785,287	6,771,355	13,934,914	18,850,153
Cost of sales	7, 19, 28		(4,747,957)	(6,720,587)	(14,453,640)	(17,706,000)

Gross profit (loss)			37,330	50,768	(518,726)	1,144,153
Selling expenses	19, 20		(132,751)	(221,406)	(418,510)	(672,450)
Administrative expenses	19, 20		(220,526)	(239,064)	(665,678)	(690,547)
Research and development expenses	19		(346,133)	(349,604)	(1,038,994)	(990,461)

Operating loss			(662,080)	(759,306)	(2,641,908)	(1,209,305)

Finance income	23		183,229	540,585	1,008,030	1,145,259
Finance costs	23		(346,180)	(586,507)	(1,302,241)	(1,147,324)
Other non-operating income	22		237,719	1,142,592	1,071,053	2,283,006
Other non-operating expenses	19, 22		(421,353)	(1,435,451)	(1,494,633)	(2,648,473)
Equity in income of equity accounted investees, net			2,204	(722)	1,269	3,375

Loss before income tax			(1,006,461)	(1,098,809)	(3,358,430)	(1,573,462)
Income tax benefit	24		(231,063)	(324,778)	(731,162)	(471,678)

Loss for the period			(775,398)	(774,031)	(2,627,268)	(1,101,784)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13		46	(4,960)	(737)	143,521
Other comprehensive income (loss) from associates			12	(19)	180	32

			58	(4,979)	(557)	143,553
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	16		155,199	463,175	234,110	845,523
Loss on valuation of derivative			—	(25,252)	—	(68,051)
Other comprehensive loss from associates	16		(555)	(5,644)	(1,222)	(9,503)

			154,644	432,279	232,888	767,969

Other comprehensive income (loss) for the period, net of income tax			154,702	427,300	232,331	911,522

Total comprehensive loss for the period		~~W~~	(620,696)	(346,731)	(2,394,937)	(190,262)

Loss attributable to:
Owners of the Controlling Company			(720,026)	(789,511)	(2,791,928)	(1,174,075)
Non-controlling interests			(55,372)	15,480	164,660	72,291

Loss for the period		~~W~~	(775,398)	(774,031)	(2,627,268)	(1,101,784)

Total comprehensive loss attributable to:
Owners of the Controlling Company			(592,554)	(423,527)	(2,572,989)	(380,033)
Non-controlling interests			(28,142)	76,796	178,052	189,771

Total comprehensive loss for the period		~~W~~	(620,696)	(346,731)	(2,394,937)	(190,262)

Loss per share (in won)
Basic loss per share	25	~~W~~	(2,012)	(2,206)	(7,803)	(3,281)

Diluted loss per share	25	~~W~~	(2,012)	(2,206)	(7,803)	(3,370)

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended September 30, 2023 and 2022

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2022	~~W~~	1,789,079	2,251,113	8,541,521	537,142	13,118,855	1,643,646	14,762,501

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	(1,174,075)	—	(1,174,075)	72,291	(1,101,784)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	143,521	—	143,521	—	143,521
Foreign currency translation differences		—	—	—	728,043	728,043	117,480	845,523
Other comprehensive income (loss) from associates		—	—	32	(9,503)	(9,471)	—	(9,471)
Loss on valuation of derivative		—	—	—	(68,051)	(68,051)	—	(68,051)

Total other comprehensive income (loss)		—	—	143,553	650,489	794,042	117,480	911,522

Total comprehensive income (loss) for the period	~~W~~	—	—	(1,030,522)	650,489	(380,033)	189,771	(190,262)

Transaction with owners, recognized directly in equity
Dividends to Non-Controlling shareholders in subsidiaries		—	—	—	—	—	(56,056)	(56,056)
Dividends		—	—	(232,580)	—	(232,580)	—	(232,580)

Total transaction with owners, recognized directly in equity		—	—	(232,580)	—	(232,580)	(56,056)	(288,636)

Balances at September 30, 2022	~~W~~	1,789,079	2,251,113	7,278,419	1,187,631	12,506,242	1,777,361	14,283,603

Balances at January 1, 2023	~~W~~	1,789,079	2,251,113	5,359,769	479,628	9,879,589	1,439,638	11,319,227

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	(2,791,928)	—	(2,791,928)	164,660	(2,627,268)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(737)	—	(737)	—	(737)
Foreign currency translation differences		—	—	—	220,718	220,718	13,392	234,110
Other comprehensive income (loss) from associates		—	—	180	(1,222)	(1,042)	—	(1,042)

Total other comprehensive income (loss)		—	—	(557)	219,496	218,939	13,392	232,331

Total comprehensive income (loss) for the period	~~W~~	—	—	(2,792,485)	219,496	(2,572,989)	178,052	(2,394,937)

Transaction with owners, recognized directly in equity
Dividends to Non-Controlling shareholders in subsidiaries		—	—	—	—	—	(34,098)	(34,098)

Balances at September 30, 2023	~~W~~	1,789,079	2,251,113	2,567,284	699,124	7,306,600	1,583,592	8,890,192

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from operating activities:
Loss for the period		~~W~~	(2,627,268)	(1,101,784)
Adjustments for:
Income tax benefit	24		(731,162)	(471,678)
Depreciation and amortization	19		3,073,707	3,473,042
Gain on foreign currency translation			(197,565)	(678,792)
Loss on foreign currency translation			319,404	1,146,632
Expenses related to defined benefit plans	13		112,460	131,066
Gain on disposal of property, plant and equipment			(28,746)	(12,936)
Loss on disposal of property, plant and equipment			77,428	36,289
Impairment loss on property, plant and equipment			58,293	7,200
Reversal of impairment loss on property, plant and equipment			(7)	(3,181)
Gain on disposal of intangible assets			(1,989)	—
Loss on disposal of intangible assets			55	163
Impairment loss on intangible assets			50,900	19,388
Reversal of impairment loss on intangible assets			(242)	(5,571)
Expense on increase of provisions			72,277	180,011
Finance income			(538,194)	(911,117)
Finance costs			924,409	1,042,489
Equity in (income) of equity method accounted investees, net			(1,269)	(3,375)
Other income			(6,996)	(133,652)

			3,182,763	3,815,978
Changes in:
Trade accounts and notes receivable			182,104	2,415,179
Other accounts receivable			76,755	7,399
Inventories			(449,605)	(1,051,007)
Lease receivables			5,302	4,602
Other current assets			13,164	249,092
Other non-current assets			(2,946)	(32,083)
Trade accounts and notes payable			446,224	(609,055)
Other accounts payable			(157,115)	(636,197)
Accrued expenses			3,201	(484,477)
Provisions			(139,738)	(187,341)
Advances received			(24,103)	(1,215)
Other current liabilities			(22,450)	3,872
Defined benefit liabilities, net			(32,450)	(11,631)
Long-term advances received			1,580,222	—
Other non-current liabilities			28,674	(22,313)

			1,507,239	(355,175)
Cash generated from operating activities			2,062,734	2,359,019
Income taxes paid			(271,508)	(162,228)
Interests received			112,483	63,146
Interests paid			(728,003)	(335,322)

Net cash provided by operating activities		~~W~~	1,175,706	1,924,615

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the nine-month periods ended September 30, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from investing activities:
Dividends received		~~W~~	15,200	4,461
Increase in deposits in banks			(942,266)	(1,659,164)
Proceeds from withdrawal of deposits in banks			1,625,197	755,567
Acquisition of financial asset at fair value through profit or loss			(3,805)	(27,100)
Proceeds from disposal of financial asset at fair value through profit or loss			546	412
Acquisition of financial assets at fair value through other comprehensive income			(1,000)	(1,721)
Proceeds from disposal of financial assets at fair value through other comprehensive income			891	1,628
Proceeds from disposal of investments in equity accounted investees			—	4,800
Acquisition of property, plant and equipment			(2,765,349)	(3,845,133)
Proceeds from disposal of property, plant and equipment			368,497	63,279
Acquisition of intangible assets			(499,101)	(560,903)
Proceeds from disposal of intangible assets			5,933	10,446
Government grants received			6,381	57,503
Receipt from settlement of derivatives			127,833	19,378
Increase in short-term loans			—	(9,643)
Proceeds from collection of short-term loans			23,402	6,156
Increase in long-term loans			—	(49,756)
Increase in deposits			(3,432)	(2,260)
Decrease in deposits			3,884	6,798
Proceeds from disposal of other assets			6,659	1,464

Net cash used in investing activities			(2,030,530)	(5,223,788)

Cash flows from financing activities:	27
Proceeds from short-term borrowings			5,190,003	2,821,076
Repayments of short-term borrowings			(5,250,763)	(1,166,765)
Proceeds from issuance of bonds			469,266	443,230
Proceeds from long-term borrowings			4,170,987	3,283,880
Repayment of current portion of long-term borrowings and bonds			(2,477,672)	(3,913,540)
Payment of lease liabilities			(56,659)	(61,214)
Dividends paid			—	(232,580)
Subsidiaries’ dividends distributed to non-controlling interests			(34,098)	(22,835)

Net cash provided by financing activities			2,011,064	1,151,252

Net increase (decrease) in cash and cash equivalents			1,156,240	(2,147,921)
Cash and cash equivalents at January 1			1,824,649	3,541,597
Effect of exchange rate fluctuations on cash and cash equivalents			25,321	147,173

Cash and cash equivalents at September 30		~~W~~	3,006,210	1,540,849

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of September 30, 2023, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of September 30, 2023, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2023, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of September 30, 2023, there are 18,642,878 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of September 30, 2023

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD 411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	October 15, 1999	Sell display products	EUR 1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY 95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	TWD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY 4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	July 27, 2007	Sell display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	November 4, 2008	Sell display products	USD 1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	December 7, 2009	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	March 17, 2010	Manufacture display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW 800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY 8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY 1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture and sell display products	USD 600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD 75
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY 15,600

(*)

For the nine-month period ended September 30, 2023, the Controlling Company contributed ~~W~~4,691 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

In addition to the above subsidiaries, the Controlling Company has invested ~~W~~219,300 million in MMT (Money Market Trust), which is controlled by the Controlling Company.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2022.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets.

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Accounting Policies

The accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2022, except for the application of K-IFRS No. 1034, Interim Financial Reporting.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Current assets
Cash and cash equivalents
Cash	~~W~~	3	1,076
Deposits		3,006,207	1,823,573

	~~W~~	3,006,210	1,824,649

Deposits in banks
Time deposits	~~W~~	292,293	267,163
Restricted deposits (*)		788,813	1,455,444

	~~W~~	1,081,106	1,722,607

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to guarantee the Controlling Company and subsidiary’s borrowings and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a)	Trade accounts and notes receivable as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Due from third parties	~~W~~	1,942,517	2,042,746
Due from related parties		408,533	316,168

	~~W~~	2,351,050	2,358,914

(b)	Other accounts receivable as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Current assets
Non-trade receivables, net	~~W~~	69,849	146,921
Accrued income		13,417	22,505

	~~W~~	83,266	169,426

Due from related parties included in other accounts receivable as of September 30, 2023 and December 31, 2022 are ~~W~~2,716 million and ~~W~~12,957 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,338,402	80,910	(890)	(1,535)
1-15 days past due		6,931	1,658	(2)	(16)
16-30 days past due		4,302	412	—	(1)
31-60 days past due		—	504	—	(5)
More than 60 days past due		2,328	1,348	(21)	(9)

	~~W~~	2,351,963	84,832	(913)	(1,566)

	December 31, 2022
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,332,769	166,067	(841)	(1,721)
1-15 days past due		12,019	1,000	(4)	(9)
16-30 days past due		2,256	—	(1)	—
31-60 days past due		391	201	—	(1)
More than 60 days past due		12,354	3,936	(29)	(47)

	~~W~~	2,359,789	171,204	(875)	(1,778)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the nine-month periods ended September 30, 2023 and 2022 are as follows:

	2023			2022
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	875	1,778	1,204	2,005
(Reversal of) bad debt expense		38	(212)	(578)	(153)

Balance at the end of the reporting period	~~W~~	913	1,566	626	1,852

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(d)	Other current assets as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Advanced payments	~~W~~	2,165	22,134
Prepaid expenses		151,342	74,420
Value added tax refundable		177,202	220,182
Right to recover returned goods		5,091	8,155

	~~W~~	335,800	324,891

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

6.	Other Financial Assets

Other financial assets as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Current assets
Financial assets at fair value through profit or loss
Derivatives(*1)	~~W~~	227,197	119,417
Fair value hedging derivatives
Derivatives(*2)	~~W~~	10,332	—
Financial assets carried at amortized cost
Deposits	~~W~~	1,921	8,962
Short-term loans		24,208	30,062
Lease receivables		5,986	6,914

	~~W~~	32,115	45,938

	~~W~~	269,644	165,355

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	92,867	96,064
Convertible securities		3,142	1,797
Derivatives(*1)		67,635	110,663

	~~W~~	163,644	208,524

Fair value hedging derivatives
Derivatives(*2)	~~W~~	9,682	—
Financial assets carried at amortized cost
Deposits	~~W~~	17,245	17,624
Long-term loans		41,691	58,806
Lease receivables		—	4,144

	~~W~~	58,936	80,574

	~~W~~	232,262	289,098

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to advances received in foreign currency. The contracts are designated as hedging instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

7.	Inventories

Inventories as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Finished goods	~~W~~	1,086,823	822,177
Work-in-process		1,444,301	1,235,363
Raw materials		634,945	651,602
Supplies		182,473	163,776

	~~W~~	3,348,542	2,872,918

For the nine-month periods ended September 30, 2023 and 2022, the amount of inventories recognized as cost of sales and inventory write-downs included in cost of sales are as follows:

(In millions of won)	2023		2022
Inventories recognized as cost of sales	~~W~~	14,453,640	17,706,000
Including: inventory write-downs		256,765	291,284

There were no significant reversals of inventory write-downs recognized during the nine-month periods ended September 30, 2023 and 2022.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

8.	Investments in Equity-Accounted Investees

Associates as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won) Associates	Location	Fiscal year end	Date of incorporation	Business	September 30, 2023			December 31, 2022
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	29,034	40%	~~W~~	42,784
WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	13%		12,336	13%		13,576
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		28,358	15%		28,976
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	14%		21,385	14%		20,133
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	10%		—	11%		—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

8.	Investments in Equity Accounted Investees, Continued

(In millions of won) Associates	Location	Fiscal year end	Date of incorporation	Business	September 30, 2023			December 31, 2022
					Percentage of ownership	Carrying Amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd.	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	2,972	10%	~~W~~	3,650

						~~W~~	94,085		~~W~~	109,119

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividends income recognized from equity method investees for the nine-month periods ended September 30, 2023 and 2022 amounted to ~~W~~15,200 million and ~~W~~4,461 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

9.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2023 and 2022, the Group purchased property, plant and equipment of ~~W~~2,892,799 million and ~~W~~4,528,160 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~ 216,481 million and 5.11%, and ~~W~~101,991 million and 3.00% for the nine-month periods ended September 30, 2023 and 2022, respectively. Also, for the nine-month periods ended September 30, 2023 and 2022, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~417,315 million and ~~W~~99,414 million, respectively, and recognized ~~W~~28,746 million and ~~W~~77,428 million, respectively, as gain and loss on disposal of property, plant and equipment for the nine-month period ended September 30, 2023 (gain and loss on disposal of property, plant and equipment for the nine-month period ended September 30, 2022: ~~W~~12,936 million and ~~W~~36,289 million, respectively).

10.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of September 30, 2023 and December 31, 2022 are ~~W~~634,837 million and ~~W~~565,219 million, respectively. For the nine-month periods ended September 30, 2023 and 2022, the Group recognized an impairment loss amounting to ~~W~~49,108 million and ~~W~~11,273 million, respectively, in connection with development projects.

11.	Investment Property

(a)	Changes in investment property for the nine-month period ended September 30, 2023 are as follows:

(In millions of won)	2023
Book value as of January 1, 2023	~~W~~	28,269
Transfer from Property, Plant and Equipment		9,928
Depreciation		(3,690)
Others		(228)

Book value as of September 30, 2023	~~W~~	34,279

(b)	During the nine-month period ended September 30, 2023, rental income from investment property is ~~W~~3,704 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

12.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Current
Short-term borrowings	~~W~~	2,576,040	2,578,552
Current portion of long-term borrowings and bonds		2,826,930	2,855,565
Derivatives (*1)		6,142	14,443
Lease liabilities		43,446	40,694

	~~W~~	5,452,558	5,489,254

Non-current
Won denominated borrowings	~~W~~	3,844,063	1,644,602
Foreign currency denominated borrowings		7,116,735	6,780,593
Bonds		1,123,612	1,132,098
Derivatives (*1)		11,525	32,965
Fair value hedging derivatives (*2)		2,609	—
Lease liabilities		25,550	32,094

	~~W~~	12,124,094	9,622,352

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to advances received in foreign currency. The contracts are designated as hedging instruments

(b)	Short-term borrowings as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won, USD and CNY) Lender	Annual interest rate as of September 30, 2023 (%)	September 30, 2023		December 31, 2022
Standard Chartered Bank Korea Limited and others	3.50 ~ 6.95	~~W~~	2,576,040		2,578,552
Foreign currency equivalent		USD	788	USD	1,252
		CNY	345	CNY	1,000

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

12.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won) Lender	Annual interest rate as of September 30, 2023 (%)	September 30, 2023		December 31, 2022
LG Electronics Inc.	6.06	~~W~~	1,000,000	—
Korea Development Bank and others	1.90 ~ 7.50		3,316,938	2,986,102
Less current portion of long-term borrowings			(472,875)	(1,341,500)

		~~W~~	3,844,063	1,644,602

(d)	Foreign currency denominated long-term borrowings as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won, USD and CNY) Lender	Annual interest rate as of September 30, 2023 (%)	September 30, 2023		December 31, 2022
KEB Hana Bank and others	1.82 ~ 8.50	~~W~~	9,101,189		7,978,010
Foreign currency equivalent		USD	3,377	USD	3,494
		CNY	24,749	CNY	19,569
Less current portion of long-term borrowings			(1,984,454)		(1,197,417)

		~~W~~	7,116,735		6,780,593

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

12.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won and USD)	Maturity	Annual interest rate as of September 30, 2023 (%)	September 30, 2023		December 31, 2022
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	February 2024 ~ February 2027	2.29 ~ 3.66	~~W~~	1,025,000		1,215,000
Privately issued bonds	January 2025 ~ January 2026	7.20 ~ 7.25		337,000		110,000
Less discount on bonds				(2,493)		(2,927)
Less current portion				(369,601)		(189,975)

			~~W~~	989,906		1,132,098

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2026	7.27	~~W~~	134,480		126,730
Foreign currency equivalent (contractual par amount)			USD	100	USD	100
Less discount on bonds				(774)		(57)
Foreign currency equivalent (less discount on bonds)			USD	(1)	USD	(0)
Less current portion				—		(126,673)

			~~W~~	133,706		—

			~~W~~	1,123,612		1,132,098

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

13.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Present value of partially funded defined benefit obligations	~~W~~	1,565,273	1,602,697
Fair value of plan assets		(1,930,385)	(2,048,687)

	~~W~~	(365,112)	(445,990)

Defined benefit liabilities, net	~~W~~	1,385	1,531
Defined benefit assets, net	~~W~~	366,497	447,521

(b)	Expenses related to defined benefit plans recognized in profit or loss for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Current service cost	~~W~~	43,464	43,452	130,417	133,446
Net interest cost		(5,985)	(1,318)	(17,957)	(2,380)

	~~W~~	37,479	42,134	112,460	131,066

(c)	Plan assets as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Guaranteed deposits in banks	~~W~~	1,930,385	2,048,687

As of September 30, 2023, the Controlling Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(d)

Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2023		2022	2023	2022
Remeasurements of net defined benefit liabilities	~~W~~	60	(6,718)	(952)	194,367
Tax effect		(14)	1,758	215	(50,846)

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	46	(4,960)	(737)	143,521

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

14.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2023	~~W~~	1,680	249,368	8,431	259,479
Additions (reversal)		118	72,277	(3,122)	69,273
Usage		—	(136,617)	—	(136,617)

Balance at September 30, 2023	~~W~~	1,798	185,028	5,309	192,135

Current	~~W~~	1,798	119,517	5,309	126,624
Non-current	~~W~~	—	65,511	—	65,511

(In millions of won)	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2022	~~W~~	—	257,126	9,247	266,373
Additions (reversal)		1,758	178,252	(737)	179,273
Usage		—	(186,604)	—	(186,604)

Balance at September 30, 2022	~~W~~	1,758	248,774	8,510	259,042

Current	~~W~~	1,758	161,591	8,510	171,859
Non-current	~~W~~	—	87,183	—	87,183

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Certain individual plaintiffs have filed “follow-on” damage claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues to vigorously defend the various pending actions described above, as of September 30, 2023, the Group is unable to reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to these actions.

Others

In addition to matters described above, the Group is involved various legal proceedings and litigation. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits related to these matters.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,000 million (~~W~~1,344,800 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of September 30, 2023, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

15.	Contingent Liabilities and Commitments, Continued

The Controlling Company and overseas subsidiaries have agreements with financial institutions for accounts receivables sales negotiating facilities. As of September 30, 2023, the respective maximum amounts of accounts receivables that could be sold under the agreement and the amount of sold but not yet due accounts receivables by contract are as follows:

		Credit limit				Not yet due
(In millions of USD and KRW) Classification	Financial institutions	Contractual amount		KRW equivalent		Contractual amount		KRW equivalent
Controlling Company	Sumitomo Mitsui Banking Corporation	USD	20	~~W~~	26,896		—	~~W~~	—
	MUFG Bank	USD	180		242,064	USD	21		28,318
	BNP Paribas	USD	15		20,172		—		—
	ING Bank	USD	40		53,792	USD	8		10,492

		USD	255		342,924	USD	29		38,810

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	100		134,480	USD	20		26,737
	United Overseas Bank Limited	USD	150		201,720	USD	33		45,039
	JPMorgan Chase Bank, N.A., Singapore Branch	USD	50		67,240		—		—
	Credit Agricole Corporate & Investment Bank, Singapore Branch	USD	300		403,440		—		—
	ING Bank	USD	50		67,240	USD	26		35,629

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	15		20,172	USD	10		13,448
	Australia and New Zealand Banking Group Ltd.	USD	120		161,376	USD	26		34,966

LG Display Germany GmbH	BNP Paribas	USD	135		181,548	USD	35		47,290

LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD	400		537,920	USD	150		201,721
	Standard Chartered Bank	USD	1,000		1,344,800	USD	572		769,352
	ING Bank	USD	150		201,720	USD	47		62,769

LG Display Japan Co., Ltd.	Standard Chartered Bank	USD	200		268,960	USD	30		40,349
	Chelsea Capital Corporation	USD	20		26,896		—		—

LG Display Guangzhou Trading Co., Ltd.	KEB Hana Bank (China) Company Limited	USD	30		40,344	USD	16		21,953

		USD	2,720		3,657,856	USD	965		1,299,253

		USD	2,975		4,000,780	USD	994		1,338,063

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

15.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of September 30, 2023, the Group entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won and USD )	Contractual amount		KRW equivalent
KEB Hana Bank	USD	650	~~W~~	874,120
Industrial Bank of Korea	USD	450		605,160
Industrial and Commercial Bank of China	USD	200		268,960
Shinhan Bank	USD	150		201,720
KB Kookmin Bank	USD	700		941,360
MUFG Bank	USD	100		134,480
The Export–Import Bank of Korea	USD	100		134,480

	USD	2,350		3,160,280

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 1,200 million (~~W~~1,613,760 million) from KB Kookmin Bank and others for advances received related to the long-term supply agreements.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank Corporation and other various banks amounting to CNY 910 million (~~W~~167,686 million), JPY 900 million (~~W~~8,120 million), VND 72,379 million (~~W~~3,988 million), and USD 0.5 million (~~W~~694 million), respectively, for their local tax payments and utility payments.

License agreements

As of September 30, 2023, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation and others in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of September 30, 2023.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

15.	Contingent Liabilities and Commitments, Continued

Long-term Supply Agreement

As of September 30, 2023, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 1,200 million (~~W~~1,613,760 million) in advances received. The advances received will be used to offset accounts receivable arising from future product sales after a specified period of time. The Controlling Company received payment guarantees amounting to USD 1,200 million (~~W~~1,613,760 million) from KB Kookmin Bank and other various banks relating to advances received (see note 15(b)).

Pledged Assets

In connection with the borrowings amounting to CNY 11,160 million (~~W~~2,056,453 million) from China Construction Bank Corporation and others, as of September 30, 2023, the Group has provided its property, plant and equipment with carrying amount of ~~W~~732,914 million as pledged assets.

In connection with the borrowings amounting to USD 400 million (~~W~~537,920 million) and ~~W~~450,000 million from Shinhan Bank and others, as of September 30, 2023, the Group has provided its Deposit in bank to with carrying amount of CNY 5,776 million (~~W~~1,064,253 million) as pledged assets.

In addition, in connection with the borrowings amounting to ~~W~~1,000,000 million from related party, as of September 30, 2023, the Controlling Company has provided its property, plant and equipment with carrying amount of ~~W~~524,643 million as pledged assets (see note 12(c)).

In connection with the borrowing amounting to ~~W~~272,000 million from Korea Development Bank and others as of September 30, 2023, the Group has provided its property, plant and equipment with carrying amount of ~~W~~97,053 million as pledged assets.

Commitments for asset acquisition

The Group’s commitments in relation to capital expenditures on property, plant and equipment and intangible assets as of September 30, 2023 are ~~W~~887,785 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

16.	Share Capital, Share Premium and Reserves

(a)	Share capital and Share premium

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000) and, as of September 30, 2023 and December 31, 2022, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2022 to September 30, 2023.

The Group’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2022 to September 30, 2023.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Foreign currency translation differences for foreign operations	~~W~~	730,338	509,620
Other comprehensive loss from associates		(31,214)	(29,992)

	~~W~~	699,124	479,628

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

17.	Revenue

Details of revenue for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Sales of goods	~~W~~	4,759,962	6,841,542	13,880,497	18,967,555
Royalties		3,388	2,846	12,743	9,584
Others		21,937	10,338	41,674	25,670
Hedging loss		—	(83,371)	—	(152,656)

	~~W~~	4,785,287	6,771,355	13,934,914	18,850,153

18.	Geographic and Other Information

The following is a summary of the Group’s operation by region based on the location of customers for the three-month and nine-month periods ended September 30, 2023 and 2022.

(a)	Revenue by geography

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Domestic	~~W~~	156,143	148,916	452,441	519,806
Foreign
China		3,196,439	4,541,702	9,097,005	12,262,462
Asia (excluding China)		551,101	769,424	1,782,865	2,169,121
United States		558,485	834,746	1,554,495	2,375,427
Europe (excluding Poland)		145,057	237,834	453,365	776,752
Poland		178,062	322,104	594,743	899,241

	~~W~~	4,629,144	6,705,810	13,482,473	18,483,003

	~~W~~	4,785,287	6,854,726	13,934,914	19,002,809

During the three-month and nine-month periods ended September 30, 2022, total revenue excludes amounting to ~~W~~83,371 million and ~~W~~152,656 million, respectively, forward exchange hedging loss which was reclassified from accumulated other comprehensive loss to revenue when the sales from the hedged forecast transactions are recognized.

Sales to Company A and Company B amount to ~~W~~6,587,044 million and ~~W~~2,451,390 million, respectively, for the nine-month period ended September 30, 2023 (the nine-month period ended September 30, 2022: ~~W~~7,673,206 million and ~~W~~3,431,692 million, respectively). The Group’s top ten end-brand customers together accounted for 86% of sales for the nine-month period ended September 30, 2023 (the nine-month period ended September 30, 2022: 85%).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

18.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

	September 30, 2023			December 31, 2022
(In millions of won)	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	13,928,628	1,638,993	14,042,794	1,633,866
Foreign
China		3,626,575	36,297	4,302,527	53,388
Vietnam		3,387,426	25,179	2,590,438	20,315
Others		10,691	34,859	11,174	45,388

	~~W~~	7,024,692	96,335	6,904,139	119,091

	~~W~~	20,953,320	1,735,328	20,946,933	1,752,957

(c)	Revenue by product and services

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
TV	~~W~~	1,086,004	1,719,169	3,014,923	5,164,962
IT		1,933,117	3,060,066	5,601,724	8,719,159
Mobile and others		1,766,166	2,075,491	5,318,267	5,118,688

	~~W~~	4,785,287	6,854,726	13,934,914	19,002,809

During the three-month and nine-month periods ended September 30, 2022, total revenue excludes amounting to ~~W~~83,371 million and ~~W~~152,656 million, respectively, forward exchange hedging loss which was reclassified from accumulated other comprehensive loss to revenue when the sales from the hedged forecast transactions are recognized.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

19.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Changes in inventories	~~W~~	(666,959)	205,133	(475,624)	(1,166,942)
Purchases of raw materials, merchandise and others		2,921,472	3,636,844	7,729,983	10,500,178
Depreciation and amortization		1,044,317	1,150,500	3,073,707	3,473,042
Outsourcing		262,736	317,469	672,963	858,189
Labor		848,774	948,303	2,572,509	2,747,256
Supplies and others		242,496	318,517	678,554	921,718
Utility		312,073	312,325	875,485	878,561
Fees and commissions		161,184	205,903	504,613	617,245
Shipping		30,595	72,129	89,903	227,376
Advertising		17,741	28,617	53,145	84,802
Warranty		19,700	55,624	72,277	178,252
Travel		18,425	19,098	47,770	48,250
Taxes and dues		32,632	34,290	97,105	106,671
Others		269,144	251,546	794,723	652,712

	~~W~~	5,514,330	7,556,298	16,787,113	20,127,310

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

20.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Salaries	~~W~~	87,148	92,084	273,171	262,846
Expenses related to defined benefit plans		6,051	5,721	18,615	20,779
Other employee benefits		20,461	23,950	64,549	67,841
Shipping		22,455	55,405	64,730	177,241
Fees and commissions		63,392	68,241	186,892	198,097
Depreciation		65,157	67,142	199,597	199,985
Taxes and dues		17,671	15,539	50,656	49,013
Advertising		17,741	28,617	53,145	84,802
Warranty		19,700	55,624	72,277	178,252
Insurance		3,378	3,909	10,267	11,666
Travel		4,750	5,070	13,845	12,677
Training		2,138	5,228	8,099	13,453
Others		23,235	33,940	68,345	86,345

	~~W~~	353,277	460,470	1,084,188	1,362,997

21.	Personnel Expenses

Details of personnel expenses for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Salaries and wages	~~W~~	705,432	767,256	2,140,131	2,230,813
Other employee benefits		145,221	172,312	452,687	474,151
Contributions to National Pension plan		21,360	20,250	60,329	56,832
Expenses related to defined benefit plans and defined contribution plans		39,536	42,274	118,112	131,786

	~~W~~	911,549	1,002,092	2,771,259	2,893,582

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

22.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Foreign currency gain	~~W~~	222,295	1,123,318	1,026,369	2,218,676
Gain on disposal of property, plant and equipment		4,948	3,476	28,746	12,936
Gain on disposal of intangible assets		1,520	—	1,989	—
Reversal of impairment loss on property, plant and equipment		—	9	7	3,181
Reversal of impairment loss on intangible assets		120	—	242	5,571
Rental income		462	502	1,707	1,720
Others		8,374	15,287	11,993	40,922

	~~W~~	237,719	1,142,592	1,071,053	2,283,006

(b)	Details of other non-operating expenses for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Foreign currency loss	~~W~~	354,390	1,409,814	1,284,342	2,580,621
Loss on disposal of property, plant and equipment		22,731	11,607	77,428	36,289
Loss on disposal of intangible assets		—	7	55	163
Impairment loss on property, plant and equipment		2,861	—	58,293	7,200
Impairment loss on intangible assets		29,098	12,686	50,900	19,388
Others		12,273	1,337	23,615	4,812

	~~W~~	421,353	1,435,451	1,494,633	2,648,473

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

23.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Finance income
Interest income	~~W~~	36,096	19,846	102,651	62,286
Foreign currency gain		56,337	123,355	481,602	238,542
Gain on disposal of investments in equity accounted investees		—	4,480	—	2,993
Gain on transaction of derivatives		42,743	6,098	127,833	19,754
Gain on valuation of derivatives		48,053	383,839	295,896	600,752
Gain on disposal of financial assets at fair value through profit or loss		—	—	48	267
Gain on valuation of financial assets at fair value through profit or loss		—	—	—	310
Gain on valuation of financial liabilities at fair value through profit or loss		—	2,967	—	220,355

	~~W~~	183,229	540,585	1,008,030	1,145,259

Finance costs
Interest expense	~~W~~	199,340	106,394	508,630	283,954
Foreign currency loss		134,202	465,527	551,793	840,111
Loss on early repayment of borrowings and bonds		—	2,540	167	2,540
Loss on sale of trade accounts and notes receivable		10,167	11,791	24,671	18,463
Loss on transaction of derivatives		—	38	—	376
Loss on valuation of derivatives		—	—	201,401	—
Loss on disposal of financial assets at fair value through profit or loss		—	96	—	96
Loss on valuation of financial assets at fair value through profit or loss		—	97	10,372	1,514
Others		2,471	24	5,207	270

	~~W~~	346,180	586,507	1,302,241	1,147,324

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

24.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Current tax expense (benefit)	~~W~~	(5,211)	58,427	217,224	134,887
Deferred tax benefit		(225,852)	(383,205)	(948,386)	(606,565)

Income tax benefit	~~W~~	(231,063)	(324,778)	(731,162)	(471,678)

(b)	Deferred tax assets and liabilities

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income. The Group’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of September 30, 2023 and December 31, 2022 are attributable to the following:

	Assets			Liabilities		Total
(In millions of won)	September 30, 2023		December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Other accounts receivable, net	~~W~~	—	—	(41)	(2,009)	(41)	(2,009)
Inventories, net		67,198	62,014	—	—	67,198	62,014
Defined benefit liabilities, net		—	—	(84,038)	(95,850)	(84,038)	(95,850)
Investments in subsidiaries and associates		—	—	(162,956)	(252,375)	(162,956)	(252,375)
Accrued expenses		101,131	111,293	—	—	101,131	111,293
Property, plant and equipment		628,146	704,117	(42,593)	(17,322)	585,553	686,795
Intangible assets		9,683	25,340	(2,737)	(4,042)	6,946	21,298
Provisions		42,030	57,210	—	—	42,030	57,210
Other temporary differences		87,119	112,771	(23,176)	(26,519)	63,943	86,252
Tax losses carryforwards		2,788,867	1,795,132	—	—	2,788,867	1,795,132
Tax credit carryforwards		179,192	170,971	—	—	179,192	170,971

Deferred tax assets (liabilities)	~~W~~	3,903,366	3,038,848	(315,541)	(398,117)	3,587,825	2,640,731

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

25.	Loss Per Share Attributable to Owners of the Controlling Company

(a)	Basic loss per share for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In won and number of shares)	2023		2022	2023	2022
Loss attributable to owners of the Controlling Company	~~W~~	(720,025,816,567)	(789,511,242,382)	(2,791,928,210,926)	(1,174,074,737,680)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Basic loss per share	~~W~~	(2,012)	(2,206)	(7,803)	(3,281)

For the three-month and nine-month periods ended September 30, 2023 and 2022, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic loss per share.

(b)	Diluted loss per share

Diluted loss per share is not different from basic loss per share as there is no dilution effect of potential common stocks for the three-month and nine-month period ended September 30, 2023 and for the three-month period ended September 30, 2022.

Diluted loss per share for the nine-month period ended September 30, 2022 is as follows:

(In won and number of shares)	For the nine-month period ended September 30, 2022
Loss attributable to owners of the Controlling Company	(1,174,074,737,680)
Adjustments:
Interest expenses of convertible bond, net of income tax	8,175,578,596
Gain on valuation of convertible bond, net of income tax	(162,710,366,491)
Diluted loss attributable to owners of the Controlling Company	(1,328,609,525,575)
Weighted-average number of common stocks outstanding, after adjustment	394,228,303

Diluted loss per share	(3,370)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

25.	Loss Per Share Attributable to Owners of the Controlling Company, Continued

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted loss per share is determined as follows:

(Number of shares)	For the nine-month period ended September 30, 2022
Weighted-average number of common stocks outstanding	357,815,700
Adjustment: Number of common stocks to be issued from conversion	36,412,603

Weighted-average number of common stocks outstanding, after adjustment	394,228,303

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of September 30, 2023 and December 31, 2022 is as follows:

	September 30, 2023
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,808	547	1,265	38	2	1	213,819
Deposits in banks	—	—	7,362	—	—	—	—
Trade accounts and notes receivable	1,695	—	543	—	—	—	—
Other accounts receivables	11	169	113	18	4	—	13,263
Other assets denominated in foreign currencies	25	187	40	7	—	—	12,168
Trade accounts and notes payable	(1,701)	(9,085)	(1,889)	—	—	—	(436,447)
Other accounts payable	(647)	(12,912)	(2,046)	(5)	(4)	—	(1,000,802)
Financial liabilities	(4,264)	—	(25,094)	—	—	—	—
Advances received	(1,200)	—	—	—	—	—	—

	(4,273)	(21,094)	(19,706)	58	2	1	(1,197,999)

Cross currency interest rate swap contracts(*1)	2,065	—	345	—	—	—	—
Forward exchange contracts(*2)	1,200	—	—	—	—	—	—

Net exposure	(1,008)	(21,094)	(19,361)	58	2	1	(1,197,999)

(*1)

Of cross currency interest rate swap contracts, USD 500 million and CNY 345 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,565 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to advances received in foreign currency. The contracts are designated as hedging instruments.

.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

	December 31, 2022
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,040	228	1,984	25	1	1	151,912
Deposits in banks	69	—	8,888	—	—	—	—
Trade accounts and notes receivable	1,725	103	703	—	—	—	—
Other accounts receivables	26	114	253	10	21	—	15,800
Other assets denominated in foreign currencies	30	191	82	7	—	—	11,353
Trade accounts and notes payable	(1,824)	(4,987)	(1,306)	—	—	—	(478,926)
Other accounts payable	(565)	(19,084)	(1,711)	(8)	(10)	—	(2,681,508)
Financial liabilities	(4,846)	—	(20,569)	—	—	—	—

	(4,345)	(23,435)	(11,676)	34	12	1	(2,981,369)

Cross currency interest rate swap contracts(*)	2,430	—	—	—	—	—	—

Net exposure	(1,915)	(23,435)	(11,676)	34	12	1	(2,981,369)

(*)

Of cross currency interest rate swap contracts, USD 700 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,730 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Average exchange rates applied for the nine-month periods ended September 30, 2023 and 2022 and the exchange rates at September 30, 2023 and December 31, 2022 are as follows:

	Average rate			Reporting date spot rate
(In won)	2023		2022	September 30, 2023	December 31, 2022
USD	~~W~~	1,300.93	1,267.30	1,344.80	1,267.30
JPY		9.44	9.92	9.02	9.53
CNY		184.86	191.75	184.27	181.44
TWD		42.08	43.34	41.76	41.27
EUR		1,409.67	1,347.18	1,421.72	1,351.20
PLN		307.80	288.55	308.46	288.70
VND		0.0550	0.0548	0.0551	0.0537

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of September 30, 2023 and December 31, 2022, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

	September 30, 2023			December 31, 2022
(In millions of won)	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(86,078)	61,552	(114,317)	(23,215)
JPY (5 percent weakening)		(7,315)	(7,394)	(8,614)	(8,541)
CNY (5 percent weakening)		(178,381)	(2)	(105,926)	(5)
TWD (5 percent weakening)		118	7	68	3
EUR (5 percent weakening)		168	18	896	(281)
PLN (5 percent weakening)		15	15	11	11
VND (5 percent weakening)		(2,544)	(2,544)	(6,161)	(6,161)

A stronger won against the above currencies as of September 30, 2023 and December 31, 2022 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii) Fair value hedging derivatives

In relation to advances received that are denominated in foreign currencies, the Controlling Company uses derivative instruments to hedge change of fair value due to foreign currency exchange rate changes. As of September 30, 2023, there is no ineffective portion of the gain or loss on valuation of derivatives to which change of fair value hedging accounting has been applied and gain and loss on valuation amounting to ~~W~~20,014 million and ~~W~~2,609 million, respectively, (contracted buying amount: USD 1,200 million, contracted exchange rate: ~~W~~1,289.11 ~ 1,310.08) are recognized in profit or loss.

(ii) Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,565 million (~~W~~2,104,612 million) and interest rate swap contracts amounting to ~~W~~990,000 million in notional amount to hedge interest rate risk with respect to variable interest-bearing borrowings.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of September 30, 2023 and December 31, 2022 is as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Fixed rate instruments
Financial assets	~~W~~	4,087,313	3,547,256
Financial liabilities		(6,994,848)	(6,025,365)

	~~W~~	(2,907,535)	(2,478,109)

Variable rate instruments
Financial liabilities	~~W~~	(10,492,532)	(8,966,045)

ii) Equity and profit or loss sensitivity analysis for variable rate instruments

As of September 30, 2023 and December 31, 2022, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity			Profit or loss
(In millions of won)	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2023
Variable rate instruments (*)	~~W~~	(57,523)	57,523	(57,523)	57,523
December 31, 2022
Variable rate instruments (*)	~~W~~	(49,885)	49,885	(49,885)	49,885

(*)	Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(iii) Managing interest rate benchmark reform and associated risks

In response to the IBOR interest rate reform, the Group have completed the process of transitioning to an alternative benchmark rate. As of September 30, 2023, for the remaining IBORs with exposed consolidated entities, the interest rate benchmark will be changed from USD LIBOR to SOFR in the future, subject to the alternative provisions. The Group considers that a contract is not yet transitioned to an alternative benchmark rate when interest rate under the contract is indexed to a benchmark rate that is still subject to IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR(“unreformed contracts”). As of September 30, 2023, the total amounts of unreformed contracts and those with appropriate fallback language are as follows:

(In millions of won)	Total amount of unreformed contracts		Amount with appropriate fallback clause
Non-derivative financial liabilities
Borrowings	~~W~~	134,480	134,480
Derivative assets
Cross currency interest rate swap contracts	~~W~~	198,533	198,533

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Financial assets carried at amortized cost
Cash equivalents	~~W~~	3,006,207	1,823,573
Deposits in banks		1,081,117	1,722,618
Trade accounts and notes receivable, net		2,351,050	2,358,914
Non-trade receivables		69,849	146,921
Accrued income		13,417	22,505
Deposits		19,166	26,586
Short-term loans		24,208	30,062
Long-term loans		41,691	58,806
Lease receivables		5,986	11,058

	~~W~~	6,612,691	6,201,043

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	3,142	1,797
Derivatives		294,832	230,080

	~~W~~	297,974	231,877

Financial assets effective for fair value hedging
Derivatives		20,014	—

	~~W~~	6,930,679	6,432,920

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of September 30, 2023 and December 31, 2022.

			September 30, 2023
			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	15,994,167	17,382,776	4,273,329	1,413,097	5,904,663	5,447,676	344,011
Bonds		1,493,213	1,620,134	111,850	320,858	651,268	536,158	—
Trade accounts and notes payable		4,702,473	4,702,473	4,500,485	201,988	—	—	—
Other accounts payable		2,011,784	2,014,237	1,931,364	82,873	—	—	—
Other accounts payable (enterprise procurement cards)(*)		955,332	955,332	738,116	217,216	—	—	—
Long-term other accounts payable		413,197	476,569	—	—	135,158	200,207	141,204
Security deposits received		151,749	190,765	3,170	3,556	2,479	181,560	—
Lease liabilities		68,996	72,731	26,996	18,623	14,036	9,905	3,171
Derivative financial liabilities
Derivatives	~~W~~	17,667	7,555	399	5,017	934	1,205	—
Derivatives for fair value hedge		2,609	2,609	—	—	—	2,609	—

	~~W~~	25,811,187	27,425,181	11,585,709	2,263,228	6,708,538	6,379,320	488,386

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(*)

Represents liabilities payable to credit card companies for purchase of raw materials and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the nine-month period ended September 30, 2023 is as follows:

(In millions of won)	January 1, 2023		Change (Cash flows from operating activities)	September 30, 2023
Other accounts payable (enterprise procurement cards)	~~W~~	935,739	19,593	955,332

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

			December 31, 2022
			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	13,542,664	14,674,463	4,329,345	1,266,247	3,135,925	5,591,303	351,643
Bonds		1,448,746	1,570,630	338,815	16,956	400,764	727,752	86,343
Trade accounts and notes payable		4,061,684	4,061,684	3,523,098	538,586	—	—	—
Other accounts payable		2,307,190	2,309,929	2,231,832	78,097	—	—	—
Other accounts payable (enterprise procurement cards)(*)		935,739	935,739	935,739	—	—	—	—
Long-term other accounts payable		435,232	508,194	—	—	103,450	245,064	159,680
Security deposits received		146,788	191,735	—	2,262	8,463	181,010	—
Lease liabilities		72,788	77,803	26,733	16,995	18,552	10,743	4,780
Derivative financial liabilities
Derivatives	~~W~~	47,408	29,418	(1,637)	10,741	3,024	17,290	—

	~~W~~	22,998,239	24,359,595	11,383,925	1,929,884	3,670,178	6,773,162	602,446

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(*)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the year period ended December 31, 2022 is as follows:

(In millions of won)	January 1, 2022		Change (Cash flows from operating activities)	December 31, 2022
Other accounts payable (enterprise procurement cards)	~~W~~	1,074,089	(138,350)	935,739

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	September 30, 2023		December 31, 2022
Total liabilities	~~W~~	28,647,540	24,366,792
Total equity		8,890,192	11,319,227
Cash and deposits in banks (*1)		4,087,316	3,547,256
Borrowings (including bonds)		17,487,380	14,991,410
Total liabilities to equity ratio		322%	215%
Net borrowings to equity ratio (*2)		151%	101%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position as of September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023			December 31, 2022
(In millions of won)	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	3,006,210	(*)	1,824,649	(*)
Deposits in banks		1,081,117	(*)	1,722,618	(*)
Trade accounts and notes receivable		2,351,050	(*)	2,358,914	(*)
Non-trade receivables		69,849	(*)	146,921	(*)
Accrued income		13,417	(*)	22,505	(*)
Deposits		19,166	(*)	26,586	(*)
Short-term loans		24,208	(*)	30,062	(*)
Long-term loans		41,691	(*)	58,806	(*)
Lease receivables		5,986	(*)	11,058	(*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	92,867	92,867	96,064	96,064
Convertible securities		3,142	3,142	1,797	1,797
Derivatives		294,832	294,832	230,080	230,080
Financial assets effective for fair value hedging
Derivatives	~~W~~	20,014	20,014	—	—
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	17,667	17,667	47,408	47,408
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	2,609	2,609	—	—
Financial liabilities carried at amortized cost
Borrowings	~~W~~	15,994,167	16,021,704	13,542,664	13,521,494
Bonds		1,493,213	1,470,144	1,448,746	1,377,696
Trade accounts and notes payable		4,702,473	(*)	4,061,684	(*)
Other accounts payable		2,967,116	(*)	3,242,929	(*)
Long-term other accounts payable		413,197	(*)	435,232	(*)
Security deposits received		151,749	(*)	146,788	(*)
Lease liabilities		68,996	(*)	72,788	(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	92,867	92,867
Convertible securities		—	—	3,142	3,142
Derivatives		—	294,832	—	294,832
Financial assets effective for fair value hedging
Derivatives	~~W~~	—	20,014	—	20,014
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	17,667	—	17,667
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	2,609	—	2,609

	December 31, 2022
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	96,064	96,064
Convertible securities		—	—	1,797	1,797
Derivatives		—	230,080	—	230,080
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	47,408

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

iii)	Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy Level 2 and Level 3

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3

Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	92,867	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	3,142	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	294,832	—	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for fair value hedging
Derivatives	~~W~~	—	20,014	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	17,667	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	2,609	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3

Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	96,064	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,797	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	230,080	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

iv)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	16,021,704	Discounted cash flow	Discount rate
Bonds		—	—	1,470,144	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	13,521,494	Discounted cash flow	Discount rate
Bonds		—	—	1,377,696	Discounted cash flow	Discount rate

v)	The interest rates applied for determination of the above fair value as of September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
Borrowings, bonds and others	4.75 ~ 5.86%	5.11 ~ 6.68%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

vi)

There were no transfer between Level 1, Level 2 and Level 3 for the nine-month periods ended September 30, 2023 and 2022, and the changes in financial assets classified as Level 3 of fair value measurements for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
Classification	January 1, 2023		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	September 30, 2023
Equity securities	~~W~~	96,064	2,476	(498)	(10,372)	5,197	92,867
Convertible securities		1,797	1,329	—	—	16	3,142

(In millions of won)
Classification	January 1, 2022		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	Transfer	September 30, 2022
Equity securities	~~W~~	48,805	27,261	(775)	(1,204)	13,001	11,804	98,892
Convertible securities		2,758	—	—	—	—	(1,185)	1,573

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the nine-month periods ended September 30, 2023 and 2022 are as follows:

				Non-cash transactions
(In millions of won)	January 1, 2023		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	September 30, 2023
Short-term borrowings	~~W~~	2,578,552	(60,760)	—	58,248	—	—	2,576,040
Current portion of long-term borrowings and bonds		2,855,565	(2,477,672)	2,329,616	119,090	164	167	2,826,930
Long-term borrowings		8,425,195	4,170,987	(1,850,264)	205,811	2,508	6,561	10,960,798
Bonds		1,132,098	469,266	(479,352)	488	1,112	—	1,123,612
Lease liabilities		72,788	(56,659)	—	2,960	—	49,907	68,996
Dividend payable		—	(34,098)	—	—	—	34,098	—

	~~W~~	15,064,198	2,011,064	—	386,597	3,784	90,733	17,556,376

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Changes in liabilities arising from financing activities, Continued

				Non-cash transactions
(In millions of won)	January 1, 2022		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	September 30, 2022
Short-term borrowings	~~W~~	613,733	1,654,311	—	253,071	—	—	2,521,115
Current portion of long-term borrowings and bonds(*)		3,393,506	(3,913,540)	3,005,066	356,116	11,433	(217,815)	2,634,766
Long-term borrowings		7,660,591	3,283,880	(2,696,864)	755,947	—	—	9,003,554
Bonds		995,976	443,230	(308,202)	—	812	—	1,131,816
Lease liabilities		84,326	(61,214)	—	18,416	—	51,783	93,311
Dividend payable		3,679	(255,415)	—	—	—	290,301	38,565

	~~W~~	12,751,811	1,151,252	—	1,383,550	12,245	124,269	15,423,127

(*)	Others include ~~W~~220,355 million of gain on valuation of financial liabilities at fair value through profit or loss and ~~W~~2,540 million of loss on early repayment of borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others

(a)	Related parties

Related parties as of September 30, 2023 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in Note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month period ended September 30, 2023
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	250	—	10,857	2,934
Paju Electric Glass Co., Ltd.		—	—	47,722	—	—	1,334
WooRee E&L Co., Ltd.		—	—	405	—	—	9
YAS Co., Ltd.		—	—	2,335	1,623	—	1,071
Material Science Co., Ltd.		—	—	—	—	—	13

	~~W~~	—	—	50,712	1,623	10,857	5,361

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	56,369	—	5,564	100,272	—	41,490
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	20,316	—	—	—	—	27
LG Electronics Vietnam Haiphong Co., Ltd.		81,457	—	—	381	—	172

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2023
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	92,309	—	—	—	—	117
LG Electronics do Brasil Ltda.		8,174	—	—	—	—	30
LG Innotek Co., Ltd.		2,757	—	1,233	—	—	27,686
LG Electronics Mlawa Sp. z o.o.		152,543	—	—	—	—	427
LG Electronics Reynosa, S.A. DE C.V.		216,513	—	—	—	—	128
LG Electronics Egypt S.A.E		4,052	—	—	—	—	7
LG Electronics Japan, Inc.		—	—	—	6	—	1,568
LG Electronics RUS, LLC		2	—	—	—	—	1,449
LG Electronics U.S.A., Inc.		—	—	—	—	—	472
P.T. LG Electronics Indonesia		81,653	—	—	—	—	673
LG Technology Ventures LLC		—	—	—	—	—	971
HI-M Solutek Co., Ltd		—	—	—	—	—	1,956
Others		357	—	38	—	—	383

	~~W~~	660,133	—	1,271	387	—	36,066

	~~W~~	716,502	—	57,547	102,282	10,857	82,917

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2023
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	442	—	30,234	6,644
Paju Electric Glass Co., Ltd.		—	15,200	122,537	—	—	2,739
WooRee E&L Co., Ltd.		—	—	1,155	—	—	10
YAS Co., Ltd.		—	—	6,462	10,351	—	4,209
Material Science Co., Ltd.		—	—	—	—	—	72

	~~W~~	—	15,200	130,596	10,351	30,234	13,674

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	168,939	—	14,417	267,719	—	133,862
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	42,703	—	—	—	—	163
LG Electronics Vietnam Haiphong Co., Ltd.		334,522	—	—	5,368	—	575
LG Electronics Nanjing New Technology Co., Ltd.		262,532	—	—	—	—	344
LG Electronics do Brasil Ltda.		22,625	—	—	—	—	92
LG Innotek Co., Ltd.		5,986	—	10,333	—	—	77,164

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2023
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Mlawa Sp. z o.o.	~~W~~	523,404	—	—	—	—	1,205
LG Electronics Reynosa, S.A. DE C.V.		594,690	—	—	—	—	485
LG Electronics Egypt S.A.E		18,732	—	—	—	—	63
LG Electronics Japan, Inc.		—	—	—	18	—	4,565
LG Electronics RUS, LLC		359	—	—	—	—	2,062
LG Electronics U.S.A., Inc.		—	—	—	—	—	1,606
P.T. LG Electronics Indonesia		342,184	—	—	—	—	1,842
LG Technology Ventures LLC		—	—	—	—	—	2,275
HI-M Solutek Co., Ltd		—	—	9	—	—	6,825
Others		1,068	—	84	—	—	1,010

	~~W~~	2,148,805	—	10,426	5,386	—	100,276

	~~W~~	2,317,744	15,200	155,439	283,456	30,234	247,812

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2022
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	—	—	17,324	1,245
Paju Electric Glass Co., Ltd.		—	—	47,187	—	—	798
WooRee E&L Co., Ltd.		—	—	4,369	—	—	—
YAS Co., Ltd.		—	—	2,400	7,385	—	2,408
Material Science Co., Ltd.		—	—	—	—	—	—

	~~W~~	—	—	53,956	7,385	17,324	4,451

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	61,280	—	4,992	171,616	—	33,734
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	31,204	—	—	—	—	101
LG Electronics Vietnam Haiphong Co., Ltd.		139,145	—	—	—	—	112
LG Electronics Nanjing New Technology Co., Ltd.		85,713	—	—	—	—	783
LG Electronics RUS, LLC		58	—	—	—	—	16
LG Electronics do Brasil Ltda.		23,440	—	—	—	—	24

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2022
	Sales and others			Purchase and others
(In millions of won)			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Innotek Co., Ltd.	~~W~~	1,967	—	1,599	—	—	18,689
LG Electronics Mlawa Sp. z o.o.		280,755	—	—	—	—	267
LG Electronics Reynosa, S.A. DE C.V.		331,264	—	—	—	—	296
LG Electronics Egypt S.A.E		28,220	—	—	—	—	179
LG Electronics Japan, Inc.		—	—	—	6	—	2,395
P.T. LG Electronics Indonesia		154,290	—	—	—	—	227
LG Electronics Taiwan Taipei Co., Ltd.		30	—	—	—	—	183
LG Technology Ventures LLC		—	—	—	—	—	1,334
HI-M Solutek Co., Ltd		—	—	36	—	—	2,938
LG Electronics U.S.A., Inc.		—	—	—	—	—	581
Others		310	—	110	607	—	197

	~~W~~	1,076,396	—	1,745	613	—	28,322

	~~W~~	1,137,676	—	60,693	179,614	17,324	66,507

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2022
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	58	—	49,007	2,114
Paju Electric Glass Co., Ltd.		—	4,361	208,133	—	—	2,306
WooRee E&L Co., Ltd.		—	—	10,903	—	—	2
YAS Co., Ltd.		—	100	12,182	13,461	—	6,299
Material Science Co., Ltd.		—	—	17	—	—	—

	~~W~~	—	4,461	231,293	13,461	49,007	10,721

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	168,657	—	14,799	456,482	—	93,296
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	61,598	—	—	—	—	393
LG Electronics Vietnam Haiphong Co., Ltd.		325,101	—	—	—	—	674
LG Electronics Nanjing New Technology Co., Ltd.		272,497	—	—	—	—	1,103
LG Electronics RUS, LLC		21,783	—	—	—	—	400
LG Electronics do Brasil Ltda.		73,097	—	—	—	—	176
LG Innotek Co., Ltd.		4,852	—	5,210	—	—	61,979

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2022
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Mlawa Sp. z o.o.	~~W~~	738,516	—	—	—	—	674
LG Electronics Reynosa, S.A. DE C.V.		863,392	—	—	—	—	692
LG Electronics Egypt S.A.E		64,943	—	—	—	—	336
LG Electronics Japan, Inc.		—	—	—	13	—	5,650
P.T. LG Electronics Indonesia		416,606	—	—	—	—	979
LG Electronics Taiwan Taipei Co., Ltd.		3,431	—	—	—	—	438
LG Technology Ventures LLC		—	—	—	—	—	3,643
HI-M Solutek Co., Ltd		—	—	45	—	—	7,153
LG Electronics U.S.A., Inc.		—	—	—	—	—	1,426
Others		316	—	588	607	—	615

	~~W~~	2,846,132	—	5,843	620	—	86,331

	~~W~~	3,014,789	4,461	251,935	470,563	49,007	190,348

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable and others as of September 30, 2023 and December 31, 2022 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2023		December 31, 2022	September 30, 2023	December 31, 2022
Associates
AVATEC Co., Ltd.	~~W~~	—	—	2,296	3,756
Paju Electric Glass Co., Ltd.		—	—	48,776	30,431
WooRee E&L Co., Ltd.		805	878	2,470	1,502
YAS Co., Ltd.		—	—	5,376	7,680
Material Science Co., Ltd.		—	—	15	—

	~~W~~	805	878	58,933	43,369

Entity that has significant influence over the Controlling Company
LG Electronics Inc. (*1)	~~W~~	52,851	69,447	1,133,203	99,934

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd	~~W~~	14,047	5,669	10	15
LG Electronics Vietnam Haiphong Co., Ltd.		30,246	50,173	895	53
LG Electronics Nanjing New Technology Co., Ltd.		45,181	30,018	54	—
LG Electronics do Brasil Ltda.		6,260	10,997	—	—
LG Innotek Co., Ltd. (*2)		2,574	3,838	228,777	209,032

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2023		December 31, 2022	September 30, 2023	December 31, 2022
LG Electronics Mlawa Sp. z o.o.	~~W~~	83,487	94,346	2	155
LG Electronics Reynosa, S.A. DE C.V.		119,126	16,760	18	167
LG Electronics Japan, Inc.		—	—	577	566
P.T. LG Electronics Indonesia		55,242	45,617	90	195
LG Electronics Taiwan Taipei Co., Ltd.		—	—	74	77
LG Electronics Egypt S.A.E		2,080	—	4	—
Others		155	2,260	6,300	4,574

	~~W~~	358,398	259,678	236,801	214,834

	~~W~~	412,054	330,003	1,428,937	358,137

(*1)	Trade accounts and note payable and others for LG Electronics Inc. as of September 30, 2023 includes long-term borrowings of ~~W~~1,000,000 million. (see note 12.(c))
(*2)	Including deposits received amount ~~W~~180,000 million from lease agreement.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

(d)	Details of significant financing transactions with related parties for the nine-month period ended September 30, 2023, is as follows.

(In millions of won)
Entity that has significant influence over the Controlling Company	Borrowings
LG Electronics Inc. (*)	~~W~~	1,000,000

Associates	Collection of loans
WooRee E&L Co., Ltd.	~~W~~	73

(*)

The Group entered into a loan agreement with LG Electronics Inc. on March 27, 2023 for a total borrowing amount of ~~W~~1,000,000 million, and received ~~W~~650,000 million on March 30, 2023 and ~~W~~350,000 million on April 20, 2023.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act, for the three-month and nine-month periods ended September 30, 2023 and 2022 and as of September 30, 2023 and December 31, 2022 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

	For the three-month period ended September 30, 2023			For the nine-month period ended September 30, 2023		September 30, 2023
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	—	600	—	1,853	—	206
LG Chem Ltd. and its subsidiaries		109	126,023	318	341,779	82	200,363
D&O Corp. and its subsidiaries		84	105,669	1,932	564,330	175	137,328
LG Corp.		—	11,840	1,891	34,672	17,895	5,575
LG Management Development Institute		—	9,252	—	31,151	—	641
LG CNS Co., Ltd. and its subsidiaries		1	62,586	8	178,433	1	53,877
LG Household & Health Care and its subsidiaries		—	52	—	109	—	53
HS Ad Inc. and its subsidiaries (formerly, G2R Inc. and its subsidiaries) (*)		—	1,703	—	11,085	—	2,804
Robostar Co., Ltd.		—	19	—	775	—	206

	~~W~~	194	317,744	4,149	1,164,187	18,153	401,053

(*)	G2R Inc. renamed its name as HS Ad Inc. on July 1, 2023.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2022			For the nine-month period ended September 30, 2022		December 31, 2022
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (*1)	~~W~~	—	—	201,144	165,875	—	—
LG Uplus Corp.		—	621	—	1,860	—	349
LG Chem Ltd. and its subsidiaries		54	135,755	238	436,421	75	78,925
D&O Corp. and its subsidiaries (formerly, S&I Corp.and its subsidiaries) (*2)		77	279,877	230	833,796	—	284,373
LX Semicon Co., Ltd. (*1)		—	—	—	723,152	—	—
LG Corp.		—	15,577	—	43,775	14,979	6,287
LG Management Development Institute		—	8,531	—	26,276	—	524
LG CNS Co., Ltd. and its subsidiaries		8	68,502	23	169,450	20	94,287
LG Household & Health Care and its subsidiaries		—	129	—	281	—	—
G2R Inc. and its subsidiaries		—	9,537	—	28,221	—	11,193
Robostar Co., Ltd.		—	335	—	1,343	—	407

	~~W~~	139	518,864	201,635	2,430,450	15,074	476,345

(*1)	The separation of LX affiliates was approved by the Fair Trade Commission on June 21, 2022
(*2)	S&I Corp. renamed its name as D&O Corp. on April 1, 2022.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensations cost of key management for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Short-term benefits	~~W~~	576	580	1,715	1,734
Expenses related to the defined benefit plan		89	89	266	329

	~~W~~	665	669	1,981	2,063

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2023 and 2022

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of September 30, 2023, the condensed separate interim statements of comprehensive loss for the three-month and nine-month periods ended September 30, 2023 and 2022, and statements of changes in equity and cash flows for the nine-month periods ended September 30, 2023 and 2022, and notes comprising material accounting policy information and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

We audited the separate statement of financial position as of December 31, 2022, and the related separate statements of comprehensive loss, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated March 3, 2023, expressed an unmodified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2022, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 13, 2023

This report is effective as of November 13, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of September 30, 2023 and December 31, 2022

(In millions of won)	Note	September 30, 2023		December 31, 2022
Assets
Cash and cash equivalents	4, 25	~~W~~	148,684	692,312
Deposits in banks	4, 25		20,000	42,804
Trade accounts and notes receivable, net	5, 15, 25, 27		2,620,982	2,475,920
Other accounts receivable, net	5, 25		74,007	135,116
Other current financial assets	6, 25		261,737	149,479
Inventories	7		2,319,891	1,924,594
Prepaid income tax			1,664	1,092
Other current assets	5		208,479	205,860

Total current assets			5,655,444	5,627,177

Deposits in banks	4, 25		11	11
Investments	8		5,061,695	4,837,704
Other non-current accounts receivable, net	5, 25		16,121	13,364
Other non-current financial assets	6, 25		131,743	190,067
Property, plant and equipment, net	9		13,929,948	14,044,844
Intangible assets, net	10		1,638,906	1,635,181
Investment property	11		34,279	28,269
Deferred tax assets	23		3,385,944	2,413,563
Defined benefits assets, net	13		366,497	447,521
Other non-current assets			24,410	21,338

Total non-current assets			24,589,554	23,631,862

Total assets		~~W~~	30,244,998	29,259,039

Liabilities
Trade accounts and notes payable	25, 27	~~W~~	8,616,252	8,391,251
Current financial liabilities	12, 25, 26		4,021,723	4,014,046
Other accounts payable	25		2,298,609	2,813,350
Accrued expenses			525,953	558,503
Provisions	14		124,675	172,092
Advances received	15		429,674	28,184
Other current liabilities			60,794	65,585

Total current liabilities			16,077,680	16,043,011
Non-current financial liabilities	12, 25, 26, 27		6,469,911	5,119,695
Non-current provisions	14		65,511	86,157
Long-term advances received	15		1,210,320	—
Other non-current liabilities	25		661,872	659,737

Total non-current liabilities			8,407,614	5,865,589

Total liabilities			24,485,294	21,908,600

Equity
Share capital	16		1,789,079	1,789,079
Share premium	16		2,251,113	2,251,113
Retained earnings			1,719,512	3,310,247

Total equity			5,759,704	7,350,439

Total liabilities and equity		~~W~~	30,244,998	29,259,039

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Loss

(Unaudited)

For the three-month and nine-month periods ended September 30, 2023 and 2022

(In millions of won, except earnings per share)	Note	For the three-month period ended September 30			For the nine-month period ended September 30
		2023		2022	2023		2022
Revenue	17, 27	~~W~~	4,688,687	6,185,523	~~W~~	12,960,038	17,703,943
Cost of sales	7, 18, 27		(4,726,328)	(6,590,402)		(14,946,610)	(17,941,397)

Gross loss			(37,641)	(404,879)		(1,986,572)	(237,454)

Selling expenses	18, 19		(62,221)	(144,236)		(207,011)	(413,623)
Administrative expenses	18, 19		(145,087)	(150,717)		(440,533)	(431,980)
Research and development expenses	18		(344,230)	(343,369)		(1,032,399)	(975,495)

Operating loss			(589,179)	(1,043,201)		(3,666,515)	(2,058,552)

Finance income	22		99,477	432,210		2,383,109	1,030,406
Finance costs	22		(200,967)	(487,778)		(720,590)	(892,993)
Other non-operating income	21		208,109	781,096		662,852	1,514,420
Other non-operating expenses	18, 21		(358,343)	(1,140,337)		(1,130,484)	(1,934,156)

Loss before income tax			(840,903)	(1,458,010)		(2,471,628)	(2,340,875)
Income tax benefit	23		(199,589)	(417,562)		(881,630)	(645,163)

Loss for the period			(641,314)	(1,040,448)		(1,589,998)	(1,695,712)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13		46	(4,960)		(737)	143,521
Items that will be reclassified to profit or loss
Loss on valuation of derivative			—	(25,252)		—	(68,051)
Other comprehensive income (loss) for the period, net of income tax			46	(30,212)		(737)	75,470

Total comprehensive loss for the period		~~W~~	(641,268)	(1,070,660)	~~W~~	(1,590,735)	(1,620,242)

Loss per share (in won)
Basic loss per share	24	~~W~~	(1,792)	(2,908)	~~W~~	(4,444)	(4,739)

Diluted loss per share	24	~~W~~	(1,792)	(2,908)	~~W~~	(4,444)	(4,739)

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended September 30, 2023 and 2022

(In millions of won)	Share capital		Share premium	Retained earnings	Other capital	Total equity
Balances at January 1, 2022	~~W~~	1,789,079	2,251,113	6,611,853	(9,227)	10,642,818

Total comprehensive loss for the period
Loss for the period		—	—	(1,695,712)	—	(1,695,712)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	143,521	—	143,521
Loss on valuation of derivative		—	—	—	(68,051)	(68,051)

Total other comprehensive income (loss)		—	—	143,521	(68,051)	75,470

Total comprehensive loss for the period	~~W~~	—	—	(1,552,191)	(68,051)	(1,620,242)

Transaction with owners, recognized directly in equity
Dividends to equity holders	~~W~~	—	—	(232,580)	—	(232,580)

Balances at September 30, 2022	~~W~~	1,789,079	2,251,113	4,827,082	(77,278)	8,789,996

Balances at January 1, 2023	~~W~~	1,789,079	2,251,113	3,310,247	—	7,350,439

Total comprehensive loss for the period
Loss for the period		—	—	(1,589,998)	—	(1,589,998)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(737)	—	(737)

Total comprehensive loss for the period	~~W~~	—	—	(1,590,735)	—	(1,590,735)

Balances at September 30, 2023	~~W~~	1,789,079	2,251,113	1,719,512	—	5,759,704

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from operating activities:
Loss for the period		~~W~~	(1,589,998)	(1,695,712)
Adjustments for:
Income tax benefit	23		(881,630)	(645,163)
Depreciation and amortization	18		1,659,876	1,797,931
Gain on foreign currency translation			(120,271)	(459,131)
Loss on foreign currency translation			294,043	984,083
Expenses related to defined benefit plans	13		110,653	129,523
Gain on disposal of property, plant and equipment			(28,089)	(14,063)
Loss on disposal of property, plant and equipment			77,295	35,801
Impairment loss on property, plant and equipment			6,760	3,351
Gain on disposal of intangible assets			(1,989)	—
Loss on disposal of intangible assets			55	163
Impairment loss on intangible assets			50,900	19,388
Reversal of impairment loss on intangible assets			(242)	(5,571)
Expense on increase of provisions			31,279	149,737
Finance income			(2,340,512)	(979,204)
Finance costs			709,652	880,442
Other income			(6,659)	(133,345)
Other expenses			—	6

			(438,879)	1,763,948
Changes in:
Trade accounts and notes receivable			(53,832)	1,771,520
Other accounts receivable			60,766	(14,761)
Inventories			(395,297)	(710,221)
Other current assets			10,719	(97,898)
Other non-current assets			(4,022)	(2,879)
Trade accounts and notes payable			7,527	1,501,700
Other accounts payable			(169,370)	(453,249)
Accrued expenses			(44,236)	(425,214)
Provisions			(99,458)	(157,028)
Advances received			(1,951)	6,325
Other current liabilities			(22,340)	(582)
Defined benefit liabilities, net			(30,580)	(10,139)
Long-term advances received			1,580,222	—
Other non-current liabilities			29,134	(23,200)

			867,282	1,384,374
Cash generated from operating activities			(1,161,595)	1,452,610
Income taxes refunded (paid)			(91,108)	53,988
Interests received			12,857	7,223
Interests paid			(452,179)	(181,038)

Net cash provided by (used in) operating activities		~~W~~	(1,692,025)	1,332,783

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the nine-month periods ended September 30, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from investing activities:
Dividends received		~~W~~	1,887,196	126,553
Increase in deposits in banks			(20,000)	(42,804)
Proceeds from withdrawal of deposits in banks			42,804	76,913
Acquisition of financial asset at fair value through profit or loss			—	(150)
Acquisition of financial assets at fair value through other comprehensive income			(1,000)	(1,721)
Proceeds from disposal of financial assets at fair value through other comprehensive income			891	1,628
Acquisition of investments			(223,991)	(30,311)
Proceeds from disposal of investments			—	132,200
Acquisition of property, plant and equipment			(1,754,721)	(2,871,319)
Proceeds from disposal of property, plant and equipment			371,030	73,469
Acquisition of intangible assets			(488,948)	(553,418)
Proceeds from disposal of intangible assets			5,933	10,446
Proceeds from settlement of derivatives			127,833	19,378
Proceeds from collection of short-term loans			23,402	6,156
Increase in short-term loans			—	(9,643)
Increase in long-term loans			—	(49,756)
Increase in deposits			(5)	(731)
Decrease in deposits			92	3,981
Proceeds from disposal of other assets			6,659	1,464

Net cash used in investing activities			(22,825)	(3,107,665)

Cash flows from financing activities:	26
Proceeds from short-term borrowings			4,629,907	1,897,280
Repayments of short-term borrowings			(4,490,582)	(220,000)
Proceeds from issuance of bonds			469,266	443,230
Proceeds from long-term borrowings			2,647,189	1,338,723
Repayment of current portion of long-term borrowings and bonds			(2,078,296)	(2,310,478)
Payment guarantee fee received			5,149	3,403
Payment guarantee fee paid			(1,726)	—
Dividends paid			—	(232,580)
Repayments of lease liabilities			(9,685)	(10,013)

Net cash provided by financing activities			1,171,222	909,565

Net decrease in cash and cash equivalents			(543,628)	(865,317)
Cash and cash equivalents at January 1			692,312	950,847

Cash and cash equivalents at September 30		~~W~~	148,684	85,530

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of September 30, 2023, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of September 30, 2023, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2023, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of September 30, 2023, there are 18,642,878 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2022.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Accounting Policies

The accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the separate financial statements as of and for the year ended December 31, 2022, except for the application of K-IFRS No. 1034, Interim Financial Reporting.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Current assets
Cash and cash equivalents
Deposits	~~W~~	148,684	692,312
Deposits in banks
Restricted Deposits (*)	~~W~~	20,000	42,804
Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*) Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a)	Trade accounts and notes receivable as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Due from third parties	~~W~~	160,775	173,644
Due from related parties		2,460,207	2,302,276

	~~W~~	2,620,982	2,475,920

(b)	Other accounts receivable as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Current assets
Non-trade receivables, net	~~W~~	73,915	133,991
Accrued income		92	1,125

	~~W~~	74,007	135,116

Non-current assets
Long-term non-trade receivables	~~W~~	16,121	13,364

	~~W~~	90,128	148,480

Due from related parties included in other accounts receivable as of September 30, 2023 and December 31, 2022 are ~~W~~39,564 million and ~~W~~51,948 million, respectively.

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,613,544	88,922	(158)	(1,386)
1-15 days past due		1,703	639	—	(6)
16-30 days past due		3,586	121	—	(1)
31-60 days past due		—	504	—	(5)
More than 60 days past due		2,328	1,349	(21)	(9)

	~~W~~	2,621,161	91,535	(179)	(1,407)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

	December 31, 2022
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,462,872	144,950	(200)	(1,362)
1-15 days past due		922	933	—	(9)
16-30 days past due		—	—	—	—
31-60 days past due		—	79	—	—
More than 60 days past due		12,355	3,936	(29)	(47)

	~~W~~	2,476,149	149,898	(229)	(1,418)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the nine-month periods ended September 30, 2023 and 2022 are as follows:

	2023			2022
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	229	1,418	11	1,496
(Reversal of) bad debt expense		(50)	(11)	25	—

Balance at the end of the reporting period	~~W~~	179	1,407	36	1,496

(d)	Other current assets as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Advanced payments	~~W~~	1,351	21,658
Prepaid expenses		126,587	51,822
Value added tax refundable		75,450	124,225
Right to recover returned goods		5,091	8,155

	~~W~~	208,479	205,860

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

6.	Other Financial Assets

Other financial assets as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Current assets
Financial assets at fair value through profit or loss
Derivatives(*1)	~~W~~	227,197	119,417
Fair value hedging derivatives
Derivatives(*2)	~~W~~	10,332	—
Financial assets carried at amortized cost
Short-term loans	~~W~~	24,208	30,062

	~~W~~	261,737	149,479

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	2,708	10,484
Convertible securities		1,797	1,797
Derivatives(*1)		67,635	110,663

	~~W~~	72,140	122,944

Fair value hedging derivatives
Derivatives(*2)	~~W~~	9,682	—

Financial assets carried at amortized cost
Deposits	~~W~~	8,230	8,317
Long-term loans		41,691	58,806

	~~W~~	49,921	67,123

	~~W~~	131,743	190,067

(*1)   Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)   Represents forward exchange contracts entered into by the Company to hedge exchange rate risks with respect to advances received in foreign currency. The contracts are designated as hedging instruments.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

7.	Inventories

Inventories as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Finished goods	~~W~~	368,056	215,526
Work-in-process		1,289,615	1,049,489
Raw materials		572,414	578,704
Supplies		89,806	80,875

	~~W~~	2,319,891	1,924,594

For the nine-month periods ended September 30, 2023 and 2022, the amount of inventories recognized as cost of sales and inventory write-downs included in cost of sales are as follows:

(In millions of won)	2023		2022
Inventories recognized as cost of sales	~~W~~	14,946,610	17,941,397
Including: inventory write-downs		197,753	210,801

There were no significant reversals of inventory write-downs recognized during the nine-month periods ended September 30, 2023 and 2022.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			September 30, 2023			December 31, 2022
Subsidiaries	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell display products	100%		9,093	100%		9,093
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Provide janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell display products	100%		218	100%		218
Global OLED Technology, LLC	Sterling, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Manufacture and sell display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A	Invest in venture business and acquire technologies	100%		89,957	100%		85,266
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	69%		1,794,547	69%		1,794,547
MMT(Money Market Trust)	Seoul, South Korea	Money market trust	100%		219,300	—		—

				~~W~~	4,983,532		~~W~~	4,759,541

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

8.	Investments, Continued

(*)

For the nine-month period ended September 30, 2023, the Company contributed ~~W~~4,691 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s ownership percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

(b)	Investments in associates consist of the following:

(In millions of won)			September 30, 2023			December 31, 2022
Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture glass for display	40%	~~W~~	45,089	40%	~~W~~	45,089
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	13%		11,424	13%		11,424
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	15%		10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for display	14%		8,000	14%		8,000
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	10%		—	11%		—
Material Science Co., Ltd.	Seoul, South Korea	Develop, manufacture and sell materials for display	10%		3,650	10%		3,650

				~~W~~	78,163		~~W~~	78,163

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividends income recognized from subsidiaries and associates for the nine-month periods ended September 30, 2023 and 2022 amounted to ~~W~~1,887,196 million and ~~W~~122,303 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

9.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2023 and 2022, the Company purchased property, plant and equipment of ~~W~~1,584,916 million and ~~W~~3,487,252 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~180,955 million and 4.91%, and ~~W~~97,680 million and 3.03%, for the nine-month periods ended September 30, 2023 and 2022, respectively. Also, for the nine-month periods ended September 30, 2023 and 2022, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~418,617 million and ~~W~~93,662 million, respectively, and recognized ~~W~~28,089 million and ~~W~~77,295 million, respectively, as gain and loss on disposal of property, plant and equipment for the nine-month period ended September 30, 2023 (gain and loss on disposal of property, plant and equipment for the nine-month period ended September 30, 2022: ~~W~~14,063 million and ~~W~~35,801 million, respectively).

10.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of September 30, 2023 and December 31, 2022, are ~~W~~634,837 million and ~~W~~565,219 million, respectively. For the nine-month periods ended September 30, 2023 and 2022, the Company recognized an impairment loss amounting to ~~W~~49,108 million and ~~W~~11,273 million, respectively, in connection with development projects.

11.	Investment Property

(a)	Changes in investment property for the nine-month period ended September 30, 2023 are as follows:

(In millions of won)	2023
Book value as of January 1, 2023	~~W~~	28,269
Transfer from property, plant and equipment		9,928
Depreciation		(3,690)
Others		(228)

Book value as of September 30, 2023	~~W~~	34,279

(b)	During the nine-month period ended September 30, 2023, rental income from investment property is ~~W~~3,704 million.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

12.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Current
Short-term borrowings	~~W~~	2,121,498	1,952,289
Current portion of long-term borrowings and bonds		1,881,334	2,038,338
Current portion of payment guarantee liabilities		7,344	5,877
Derivatives(*1)		6,142	14,443
Lease liabilities		5,405	3,099

	~~W~~	4,021,723	4,014,046

Non-current
Won denominated borrowings	~~W~~	3,844,063	1,644,602
Foreign currency denominated borrowings		1,468,797	2,293,813
Bonds		1,123,612	1,132,098
Payment guarantee liabilities		16,121	13,364
Derivatives(*1)		11,525	32,965
Fair value hedging derivatives(*2)		2,609	—
Lease liabilities		3,184	2,853

	~~W~~	6,469,911	5,119,695

(*1)   Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)   Represents forward exchange contracts entered into by the Company to hedge exchange rate risks with respect to advances received in foreign currency. The contracts are designated as hedging instruments.

(b)	Short-term borrowings as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won ,USD and CNY) Lender	Annual interest rate as of September 30, 2023(%)	September 30, 2023		December 31, 2022
Standard Chartered Bank Korea Limited and others	3.50~6.95	~~W~~	2,121,498		1,952,289
Foreign currency equivalent		USD	450	USD	901
		CNY	345		—

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

12.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)
Lender	Annual interest rate as of September 30, 2023 (%)	September 30, 2023		December 31, 2022
LG Electronics Inc.	6.06	~~W~~	1,000,000	—
Korea Development Bank and others	1.90~7.50		3,316,938	2,986,102
Less current portion of long-term borrowings			(472,875)	(1,341,500)

		~~W~~	3,844,063	1,644,602

(d)	Foreign currency denominated long-term borrowings as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of September 30, 2023 (%)	September 30, 2023		December 31, 2022
KEB Hana Bank and others	1.82~8.50	~~W~~	2,507,655		2,674,003
Foreign currency equivalent		USD	1,865	USD	2,110
Less current portion of long-term borrowings			(1,038,858)		(380,190)

		~~W~~	1,468,797		2,293,813

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

12.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won and USD)	Maturity	Annual interest rate as of September 30, 2023(%)	September 30, 2023		December 31, 2022
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	February 2024~ February 2027	2.29~3.66	~~W~~	1,025,000		1,215,000
Privately issued bonds	January 2025~ January 2026	7.20~7.25		337,000		110,000
Less discount on bonds				(2,493)		(2,927)
Less current portion				(369,601)		(189,975)

			~~W~~	989,906		1,132,098

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2026	7.27	~~W~~	134,480		126,730
Foreign currency equivalent (contractual par amount)			USD	100	USD	100
Less discount on bonds				(774)		(57)
Foreign currency equivalent (less discount on bonds)			USD	(1)	USD	(0)
Less current portion				—		(126,673)

			~~W~~	133,706		—

			~~W~~	1,123,612		1,132,098

(*1)   Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.

(*2)   Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

13.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Present value of partially funded defined benefit obligations	~~W~~	1,556,990	1,595,629
Fair value of plan assets		(1,923,487)	(2,043,150)

	~~W~~	(366,497)	(447,521)

(b)	Expenses related to defined benefit plans recognized in profit or loss for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Current service cost	~~W~~	42,870	42,937	128,610	131,903
Net interest cost		(5,985)	(1,318)	(17,957)	(2,380)

	~~W~~	36,885	41,619	110,653	129,523

(c)	Plan assets as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Guaranteed deposits in banks	~~W~~	1,923,487	2,043,150

As of September 30, 2023, the Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(d)

Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Remeasurements of net defined benefit liabilities	~~W~~	60	(6,718)	(952)	194,367
Tax effect		(14)	1,758	215	(50,846)

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	46	(4,960)	(737)	143,521

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

14.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2023	~~W~~	1,680	248,137	8,432	258,249
Additions (reversal)		118	31,279	(3,123)	28,274
Usage		—	(96,337)	—	(96,337)

Balance at September 30, 2023	~~W~~	1,798	183,079	5,309	190,186

Current	~~W~~	1,798	117,568	5,309	124,675
Non-current	~~W~~	—	65,511	—	65,511

(In millions of won)	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2022	~~W~~	—	255,560	9,247	264,807
Additions (reversal)		1,758	147,979	(737)	149,000
Usage		—	(156,291)	—	(156,291)

Balance at September 30, 2022	~~W~~	1,758	247,248	8,510	257,516

Current	~~W~~	1,758	160,065	8,510	170,333
Non-current	~~W~~	—	87,183	—	87,183

(*)   Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Company’s warranty obligation.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Certain individual plaintiffs have filed “follow-on” damages claims against the Company and other TFT-LCD manufacturers alleging violations of EU competition law. While the Company continues to vigorously defend the various pending actions described above, as of September 30, 2023, the Company is unable to reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to these actions.

Others

In addition to matters describes above, the Company is involved in various legal proceedings and litigation. The Company is unable to reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to these matters.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,000 million (~~W~~1,344,800 million) in connection with the Company’s export sales transactions with its subsidiaries. As of September 30, 2023, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~342,924 million in connection with its domestic and export sales transactions and, as of September 30, 2023, ~~W~~38,810 million accounts and notes receivable sold were outstanding in connection with the agreement. In connection with the contracts above, the Company has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

15.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of September 30, 2023, the Company entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won, USD)	Contractual amount		KRW equivalent
KEB Hana Bank	USD	650	~~W~~	874,120
Industrial Bank of Korea	USD	450		605,160
Industrial and Commercial Bank of China	USD	200		268,960
Shinhan Bank	USD	150		201,720
KB Kookmin Bank	USD	700		941,360
MUFG Bank	USD	100		134,480
The Export–Import Bank of Korea	USD	100		134,480

	USD	2,350	~~W~~	3,160,280

Payment guarantees

The Company provides payment guarantees to LG Display Vietnam Haiphong Co., Ltd. in connection with the principal amount of term loan credit facilities amounting to USD 1,532 million (~~W~~2,060,532 million).

In addition, the Company obtained payment guarantees amounting to USD 1,200 million (~~W~~1,613,760 million) from KB Kookmin Bank and others for advances received related to the long-term supply agreements.

License agreements

As of September 30, 2023, the Company has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation and others in relation to its OLED business. Also, the Company has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of September 30, 2023.

Long-term supply agreement

As of September 30, 2023, in connection with long-term supply agreements with customers, the Company recognized USD 1,200 million (~~W~~1,613,760 million) in advances received. The advances received will be used to offset accounts receivable arising from future product sales after a specified period of time. The Company received payment guarantees amounting to USD 1,200 million (~~W~~1,613,760 million) from KB Kookmin Bank and other various banks relating to advances received (see note 15(b)).

Pledged Assets

In connection with the borrowings amounting to ~~W~~1,000,000 million from related party, as of September 30, 2023, the Company has provided its property, plant and equipment with carrying amount of ~~W~~524,643 million as pledged assets (see note 12(c)).

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

15.	Contingent Liabilities and Commitments, Continued

In connection with the borrowing amounting to ~~W~~272,000 million from Korea Development Bank and others as of September 30, 2023, the Company has provided its property, plant and equipment with carrying amount of ~~W~~97,053 million as pledged assets

In connection with the borrowing amounting to USD 200 million (~~W~~ 268,960 million) and ~~W~~450,000 million from Shinhan Bank and others as of September 30, 2023, the Company is provided pledged assets as deposits in banks and others amounting to CNY 4,288 million (~~W~~ 790,102 million) from LG Display Nanjing Co., Ltd.

Commitments for asset acquisition

The Company’s commitments in relation to capital expenditures on property, plant and equipment and intangible assets as of September 30, 2023 are ~~W~~532,936 million.

16.	Share Capital and Share Premium

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of September 30, 2023 and December 31, 2022, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2022 to September 30, 2023.

The Company’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2022 to September 30, 2023.

17.	Revenue

Details of revenue for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Sales of goods	~~W~~	4,675,613	6,261,577	12,922,420	17,835,753
Royalties		3,071	2,319	10,251	7,380
Others		10,003	4,998	27,367	13,466
Hedging loss		—	(83,371)	—	(152,656)

	~~W~~	4,688,687	6,185,523	12,960,038	17,703,943

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

18.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Changes in inventories	~~W~~	(450,081)	209,266	(395,297)	(710,221)
Purchases of raw materials, merchandise and others		1,752,745	2,134,370	4,672,423	5,916,474
Depreciation and amortization		581,819	574,713	1,659,876	1,797,931
Outsourcing		2,005,430	2,754,166	6,608,073	8,278,454
Labor		622,503	654,753	1,877,808	1,934,459
Supplies and others		179,516	220,402	506,781	652,116
Utility		232,533	209,334	645,890	585,647
Fees and commissions		94,065	139,990	298,608	399,216
Shipping		11,364	15,776	29,750	43,277
Advertising		17,731	28,545	53,114	84,528
Warranty		8,345	45,167	31,279	147,979
Travel		16,041	17,214	41,707	43,540
Taxes and dues		15,073	17,611	48,565	55,683
Others		245,411	232,687	694,574	596,745

	~~W~~	5,332,495	7,253,994	16,773,151	19,825,828

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Salaries	~~W~~	56,568	60,654	180,424	176,521
Expenses related to defined benefit plans		5,569	6,333	17,105	19,477
Other employee benefits		11,973	14,635	38,669	40,716
Shipping		6,679	7,761	15,258	21,005
Fees and commissions		39,074	67,254	124,143	178,352
Depreciation		37,554	29,634	115,453	89,248
Taxes and dues		1,268	873	4,636	3,000
Advertising		17,731	28,545	53,114	84,528
Warranty		8,345	45,167	31,279	147,979
Insurance		2,415	2,367	7,179	6,482
Travel		3,309	3,902	9,906	9,889
Training		1,740	4,423	7,307	9,918
Others		15,083	23,405	43,071	58,488

	~~W~~	207,308	294,953	647,544	845,603

20.	Personnel Expenses

Details of personnel expenses for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Salaries and wages	~~W~~	541,223	557,553	1,640,478	1,651,685
Other employee benefits		83,820	88,916	259,688	242,292
Contributions to National Pension plan		21,181	20,082	59,790	56,325
Expenses related to defined benefit plans and defined contribution plans		39,054	41,992	116,602	130,484

	~~W~~	685,278	708,543	2,076,558	2,080,786

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Foreign currency gain	~~W~~	195,246	761,453	624,308	1,455,455
Gain on disposal of property, plant and equipment		5,489	4,043	28,089	14,063
Gain on disposal of intangible assets		1,520	—	1,989	—
Reversal of impairment loss on intangible assets		120	—	242	5,571
Rental income		467	518	1,450	1,536
Others		5,267	15,082	6,774	37,795

	~~W~~	208,109	781,096	662,852	1,514,420

(b)	Details of other non-operating expenses for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Foreign currency loss	~~W~~	303,714	1,115,067	983,886	1,870,823
Loss on disposal of property, plant and equipment		22,737	11,524	77,295	35,801
Impairment loss on property, plant and equipment		1,812	—	6,760	3,351
Loss on disposal of intangible assets		—	7	55	163
Impairment loss on intangible assets		29,098	12,686	50,900	19,388
Others		982	1,053	11,588	4,630

	~~W~~	358,343	1,140,337	1,130,484	1,934,156

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Finance income
Interest income	~~W~~	3,780	4,813	12,288	7,431
Dividend income		—	—	1,887,196	122,303
Foreign currency gain		2,872	32,825	54,362	55,602
Gain on transaction of derivatives		42,743	6,098	127,833	19,754
Gain on valuation of derivatives		48,053	383,839	295,896	600,752
Gain on valuation of financial assets at fair value through profit or loss		—	—	—	310
Gain on valuation of financial liabilities at fair value through profit or loss		—	2,967	—	220,355
Others		2,029	1,668	5,534	3,899

	~~W~~	99,477	432,210	2,383,109	1,030,406

Finance costs
Interest expense	~~W~~	125,890	50,642	296,102	126,774
Foreign currency loss		71,905	432,540	208,117	759,733
Loss on early repayment of borrowings and bonds		—	2,540	167	2,540
Loss on sale of trade accounts and notes receivable		344	196	574	287
Loss on valuation of financial assets at fair value through profit or loss		—	97	7,776	1,514
Loss on transaction of derivatives		—	38	—	376
Loss on valuation of derivatives		—	—	201,401	—
Others		2,828	1,725	6,453	1,769

	~~W~~	200,967	487,778	720,590	892,993

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

23.	Income Tax Expense (Benefit)

(a)	Details of income tax benefit for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Current tax expense (benefit)	~~W~~	6,275	49	90,536	(3,322)
Deferred tax benefit		(205,864)	(417,611)	(972,166)	(641,841)

Income tax benefit	~~W~~	(199,589)	(417,562)	(881,630)	(645,163)

(b)	Deferred Tax Assets and Liabilities

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income. The Company’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of September 30, 2023 and December 31, 2022 are attributable to the following:

	Assets			Liabilities		Total
(In millions of won)	September 30, 2023		December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Other accounts receivable, net	~~W~~	—	—	(41)	(2,009)	(41)	(2,009)
Inventories, net		38,139	35,562	—	—	38,139	35,562
Defined benefit liabilities, net		—	—	(84,038)	(95,850)	(84,038)	(95,850)
Accrued expenses		96,186	106,398	—	—	96,186	106,398
Property, plant and equipment		393,742	420,455	—	—	393,742	420,455
Intangible assets		6,815	22,093	—	—	6,815	22,093
Provisions		42,030	57,210	—	—	42,030	57,210
Other temporary differences		37,318	23,881	(22,984)	(26,008)	14,334	(2,127)
Tax losses carryforwards		2,699,585	1,700,860	—	—	2,699,585	1,700,860
Tax credit carryforwards		179,192	170,971	—	—	179,192	170,971

Deferred tax assets (liabilities)	~~W~~	3,493,007	2,537,430	(107,063)	(123,867)	3,385,944	2,413,563

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

24.	Loss Per Share

(a)	Basic loss per share for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In won and number of shares)	2023		2022	2023	2022
Loss for the period	~~W~~	(641,314,725,624)	(1,040,448,272,632)	(1,589,998,414,082)	(1,695,712,491,611)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Basic loss per share	~~W~~	(1,792)	(2,908)	(4,444)	(4,739)

For the three-month and nine-month periods ended September 30, 2023 and 2022, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic loss per share.

(b)

Diluted loss per share is not different from basic loss per share as there is no dilution effect of potential common stocks for the three-month and nine-month periods ended September 30, 2023 and 2022.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

The Company adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Company manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

i) Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of September 30, 2023 and December 31, 2022 is as follows:

	September 30, 2023
(In millions)	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	233	—	—	1	—
Trade accounts and notes receivable	1,912	1	—	—	—
Other accounts receivables	36	315	—	—	—
Short-term loans	25	—	—	—	—
Trade accounts and notes payable	(4,876)	(7,867)	—	—	—
Other accounts payable	(506)	(8,030)	—	—	(1)
Advances received	(1,200)	—	—	—	—
Financial liabilities	(2,414)	—	(345)	—	—

	(6,790)	(15,581)	(345)	1	(1)

Cross currency interest rate swap contracts(*1)	2,065	—	345	—	—
Forward exchange contracts(*2)	1,200	—	—	—	—

Net exposure	(3,525)	(15,581)	—	1	(1)

(*1)   Of cross currency interest rate swap contracts, USD 500 million and CNY 345 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,565 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

(*2)   Represents forward exchange contracts entered into by the Company to hedge exchange rate risks with respect to advances received in foreign currency. The contracts are designated as hedging instruments.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

	December 31, 2022
(In millions)	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	457	—	—	1	—
Trade accounts and notes receivable	1,906	217	—	—	—
Other accounts receivables	75	112	—	—	3
Short-term loans	30	—	—	—	—
Trade accounts and notes payable	(5,451)	(4,041)	—	—	—
Other accounts payable	(593)	(18,611)	(1)	—	(6)
Financial liabilities	(3,111)	—	—	—	—

	(6,687)	(22,323)	(1)	1	(3)

Cross currency interest rate swap contracts(*)	2,430	—	—	—	—

Net exposure	(4,257)	(22,323)	(1)	1	(3)

(*)   Of cross currency interest rate swap contracts, USD 700 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,730 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Average exchange rates applied for the nine-month periods ended September 30, 2023 and 2022 and the exchange rates at September 30, 2023 and December 31, 2022 are as follows:

	Average rate			Reporting date spot rate
(In won)	2023		2022	September 30, 2023	December 31, 2022
USD	~~W~~	1,300.93	1,267.30	1,344.80	1,267.30
JPY		9.44	9.92	9.02	9.53
CNY		184.86	191.75	184.27	181.44
PLN		307.80	288.55	308.46	288.70
EUR		1,409.67	1,347.18	1,421.72	1,351.20

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of September 30, 2023 and December 31, 2022, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

	September 30, 2023			December 31, 2022
(In millions of won)	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(182,695)	(182,695)	(207,623)	(207,623)
JPY (5 percent weakening)		(5,417)	(5,417)	(8,189)	(8,189)
CNY (5 percent weakening)		(2)	(2)	(7)	(7)
PLN (5 percent weakening)		8	8	11	11
EUR (5 percent weakening)		(39)	(39)	(156)	(156)

A stronger won against the above currencies as of September 30, 2023 and December 31, 2022 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii) Fair value hedging derivatives

In relation to advances received that are denominated in foreign currencies, the Company uses derivative instruments to hedge change of fair value due to foreign currency exchange rate changes. As of September 30, 2023, there is no ineffective portion of the gain or loss on valuation of derivatives to which change of fair value hedging accounting has been applied and gain and loss on valuation amounting to ~~W~~20,014 million and ~~W~~2,609 million, respectively, (contracted buying amount: USD 1,200 million, contracted exchange rate: ~~W~~1,289.11~1,310.08) are recognized in profit or loss.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(ii) Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into cross currency interest rate swap contracts amounting to USD 1,565 million (~~W~~2,104,612 million) and interest rate swap contracts amounting to ~~W~~990,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i) Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of September 30, 2023 and December 31, 2022 is as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Fixed rate instruments
Financial assets	~~W~~	168,684	735,116
Financial liabilities		(6,809,266)	(5,843,924)

	~~W~~	(6,640,582)	(5,108,808)

Variable rate instruments
Financial liabilities	~~W~~	(3,630,038)	(3,217,216)

ii) Equity and profit or loss sensitivity analysis for variable rate instruments

As of September 30, 2023 and December 31, 2022, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity			Profit or loss
(In millions of won)	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2023
Variable rate instruments (*)	~~W~~	(4,633)	4,633	(4,633)	4,633
December 31, 2022
Variable rate instruments (*)	~~W~~	(4,270)	4,270	(4,270)	4,270

(*) Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(iii) Managing interest rate benchmark reform and associated risks

In response to the IBOR interest rate reform, the company have completed the process of transitioning to an alternative benchmark rate. As of September 30, 2023, for the remaining IBORs, the interest rate benchmark will be changed from USD LIBOR to SOFR in the future, subject to the alternative provisions. The Company considers that a contract is not yet transitioned to an alternative benchmark rate when interest rate under the contract is indexed to a benchmark rate that is still subject to IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR(“unreformed contracts”). As of September 30, 2023, the total amounts of unreformed contracts and those with appropriate fallback language are as follows:

(In millions of won)	Total amount of unreformed contracts		Amount with appropriate fallback clause
Non-derivative financial liabilities
Borrowings	~~W~~	134,480	134,480
Derivative assets
Cross currency interest rate swap contracts	~~W~~	198,533	198,533

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023		December 31, 2022
Financial assets carried at amortized cost
Cash equivalents	~~W~~	148,684	692,312
Deposits in banks		20,011	42,815
Trade accounts and notes receivable, net		2,620,982	2,475,920
Non-trade receivables		73,915	133,991
Accrued income		92	1,125
Deposits		8,230	8,317
Short-term loans		24,208	30,062
Long-term loans		41,691	58,806
Long-term non-trade receivables		16,121	13,364

	~~W~~	2,953,934	3,456,712

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	1,797	1,797
Derivatives		294,832	230,080

	~~W~~	296,629	231,877

Financial assets effective for fair value hedging
Derivatives	~~W~~	20,014	—

	~~W~~	3,270,577	3,688,589

In addition to the financial assets above, as of September 30, 2023, the Company provides payment guarantees in connection with the principal amount of credit facilities amounting to USD 1,532 million (~~W~~2,060,532 million) (see note 15).

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Company maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of September 30, 2023 and December 31, 2022.

			September 30, 2023
			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	8,946,091	9,651,540	3,139,588	878,590	3,570,176	2,063,186	—
Bonds		1,493,213	1,620,134	111,850	320,858	651,268	536,158	—
Trade accounts and notes payable		8,616,252	8,616,252	8,414,264	201,988	—	—	—
Other accounts payable		1,343,277	1,345,427	1,288,932	56,495	—	—	—
Other accounts payable (enterprise procurement cards)(*1)		955,332	955,332	738,116	217,216	—	—	—
Long-term other accounts payable		394,935	457,267	—	—	119,715	196,348	141,204
Payment guarantee(*2)		23,465	2,400,449	231,501	159,599	520,857	1,144,481	344,011
Security deposits received		151,694	190,710	3,170	3,510	2,470	181,560	—
Lease liabilities		8,589	8,961	4,123	1,538	2,004	1,134	162

Derivative financial liabilities
Derivatives	~~W~~	17,667	7,555	399	5,017	934	1,205	—
Derivatives for fair value hedge		2,609	2,609	—	—	—	2,609	—

	~~W~~	21,953,124	25,256,236	13,931,943	1,844,811	4,867,424	4,126,681	485,377

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(*1)

Represents liabilities payable to credit card companies for purchase of raw materials and others paid using enterprise procurement cards. The Company presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Company is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the nine-month period ended September 30, 2023 is as follows:

(In millions of won)	January 1, 2023		Change (Cash flows from operating activities)	September 30, 2023
Other accounts payable (enterprise procurement cards)	~~W~~	935,739	19,593	955,332

(*2)	Contractual cash flows of payment guarantee is identical to timing of principal and interest payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

			December 31, 2022
			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	7,612,394	8,114,753	3,237,943	693,026	2,073,216	2,110,568	—
Bonds		1,448,746	1,570,630	338,815	16,956	400,764	727,752	86,343
Trade accounts and notes payable		8,391,251	8,391,251	7,852,665	538,586	—	—	—
Other accounts payable		1,877,611	1,880,067	1,826,813	53,254	—	—	—
Other accounts payable (enterprise procurement cards)(*1)		935,739	935,739	935,739	—	—	—	—
Long-term other accounts payable		408,019	479,091	—	—	106,479	212,932	159,680
Payment guarantee(*2)		19,241	2,044,747	305,339	204,869	320,811	862,085	351,643
Security deposits received		146,773	191,720	—	2,260	8,450	181,010	—
Lease liabilities		5,952	6,320	1,807	1,488	1,899	704	422
Derivative financial liabilities
Derivatives	~~W~~	47,408	29,418	(1,637)	10,741	3,024	17,290	—

	~~W~~	20,893,134	23,643,736	14,497,484	1,521,180	2,914,643	4,112,341	598,088

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(*1)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Company presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Company is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the year ended December 31, 2022 is as follows:

(In millions of won)	January 1, 2022		Change (Cash flows from operating activities)	December 31, 2022
Other accounts payable (enterprise procurement cards)	~~W~~	1,074,089	(138,350)	935,739

(*2)	Contractual cash flows of payment guarantee is identical to timing of principal and interest payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	September 30, 2023		December 31, 2022
Total liabilities	~~W~~	24,485,294	21,908,600
Total equity		5,759,704	7,350,439
Cash and deposits in banks (*1)		168,684	735,116
Borrowings (including bonds)		10,439,304	9,061,140
Total liabilities to equity ratio		425%	298%
Net borrowings to equity ratio (*2)		178%	113%

(*1)   Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.

(*2)   Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position as of September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023			December 31, 2022
(In millions of won)	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	148,684	(*)	692,312	(*)
Deposits in banks		20,011	(*)	42,815	(*)
Trade accounts and notes receivable		2,620,982	(*)	2,475,920	(*)
Non-trade receivables		73,915	(*)	133,991	(*)
Accrued income		92	(*)	1,125	(*)
Deposits		8,230	(*)	8,317	(*)
Short-term loans		24,208	(*)	30,062	(*)
Long-term loans		41,691	(*)	58,806	(*)
Long-term non-trade receivables		16,121	(*)	13,364	(*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	2,708	2,708	10,484	10,484
Convertible securities		1,797	1,797	1,797	1,797
Derivatives		294,832	294,832	230,080	230,080
Financial assets effective for fair value hedging
Derivatives	~~W~~	20,014	20,014	—	—
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	17,667	17,667	47,408	47,408
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	2,609	2,609	—	—
Financial liabilities carried at amortized cost
Borrowings	~~W~~	8,946,091	8,946,223	7,612,394	7,561,919
Bonds		1,493,213	1,470,144	1,448,746	1,377,696
Trade accounts and notes payable		8,616,252	(*)	8,391,251	(*)
Other accounts payable		2,298,609	(*)	2,813,350	(*)
Long-term other accounts payable		394,935	(*)	408,019	(*)
Payment guarantee liabilities		23,465	(*)	19,241	(*)
Security deposits received		151,694	(*)	146,773	(*)
Lease liabilities		8,589	(*)	5,952	(*)

(*) Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	2,708	2,708
Convertible securities		—	—	1,797	1,797
Derivatives		—	294,832	—	294,832
Financial assets effective for fair value hedging
Derivatives	~~W~~	—	20,014	—	20,014
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	17,667	—	17,667
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	2,609	—	2,609

	December 31, 2022
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	10,484	10,484
Convertible securities		—	—	1,797	1,797
Derivatives		—	230,080	—	230,080
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	47,408

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

iii)	Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy Level 2 and Level 3

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	2,708	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,797	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	294,832	—	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for fair value hedging
Derivatives	~~W~~	—	20,014	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	17,667	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	2,609	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3

Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	10,484	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,797	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	230,080	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

iv)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of won)	September 30, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	8,946,223	Discounted cash flow	Discount rate
Bonds		—	—	1,470,144	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	7,561,919	Discounted cash flow	Discount rate
Bonds		—	—	1,377,696	Discounted cash flow	Discount rate

v)	The interest rates applied for determination of the above fair value as of September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023	December 31, 2022
Borrowings, bonds and others	4.75~5.86%	5.11~6.68%

vi)

There were no transfer between Level 1, Level 2 and Level 3 for the nine-month periods ended September 30, 2023 and 2022 and the changes in financial assets classified as Level 3 of fair value measurements for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of won)
Classification	January 1, 2023		Valuation	September 30, 2023
Equity instruments	~~W~~	10,484	(7,776)	2,708
Convertible securities		1,797	—	1,797

(In millions of won)
Classification	January 1, 2022		Acquisition	Replacement	Valuation	September 30, 2022
Equity instruments	~~W~~	3,096	150	10,619	(1,204)	12,661
Convertible securities		1,573	—	—	—	1,573

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

26.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the nine-month periods ended September 30, 2023 and 2022 are as follows:

				Non-cash transactions
(In millions of won)	January 1, 2023		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	September 30, 2023
Short-term borrowings	~~W~~	1,952,289	139,325	—	29,884	—	—	2,121,498
Current portion of long-term borrowings and bonds		2,038,338	(2,078,296)	1,842,140	78,821	164	167	1,881,334
Payment guarantee liabilities		19,241	3,423	—	—	—	801	23,465
Long-term borrowings		3,938,415	2,647,189	(1,362,788)	84,669	2,508	2,867	5,312,860
Bonds		1,132,098	469,266	(479,352)	488	1,112	—	1,123,612
Lease liabilities		5,952	(9,685)	—	—	—	12,322	8,589

	~~W~~	9,086,333	1,171,222	—	193,862	3,784	16,157	10,471,358

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

26.	Changes in liabilities arising from financing activities, Continued

				Non-cash transactions
(In millions of won)	January 1, 2022		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	September 30, 2022
Short-term borrowings	~~W~~	—	1,677,280	—	140,560	—	—	1,817,840
Current portion of long-term borrowings and bonds(*)		2,529,388	(2,310,478)	1,885,210	200,965	11,433	(217,815)	2,098,703
Payment guarantee liabilities		6,208	3,403	—	—	—	8,367	17,978
Long-term borrowings		4,034,735	1,338,723	(1,577,008)	407,347	—	—	4,203,797
Bonds		995,976	443,230	(308,202)	—	812	—	1,131,816
Lease liabilities		5,219	(10,013)	—	13	—	13,667	8,886
Dividend payable		—	(232,580)	—	—	—	232,580	—

	~~W~~	7,571,526	909,565	—	748,885	12,245	36,799	9,279,020

(*)	Others include ~~W~~220,355 million of gain on valuation of financial liabilities at fair value through profit or loss and ~~W~~2,540 million of loss on early repayment of borrowings and bonds.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others

(a)	Related parties

Related parties as of September 30, 2023 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in Note 8.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month period ended September 30, 2023
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,488,028	—	—	—	—	2
LG Display Japan Co., Ltd.		259,529	—	—	—	—	6
LG Display Germany GmbH		349,637	—	—	—	—	9,406
LG Display Taiwan Co., Ltd.		479,285	—	—	—	—	509
LG Display Nanjing Co., Ltd.		27,334	—	1,048	—	325,360	1,025
LG Display Shanghai Co., Ltd.		132,400	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		4,034	—	11,216	—	280,224	4,774
LG Display Shenzhen Co., Ltd.		120,999	—	—	—	—	—
LG Display Yantai Co., Ltd.		882	—	5,694	—	157,924	77
LG Display (China) Co., Ltd.		620	—	179,623	—	—	455
LG Display Singapore Pte. Ltd.		322,136	—	—	—	—	14
L&T Display Technology (Fujian) Limited		32,645	—	—	—	—	31
Nanumnuri Co., Ltd.		59	—	—	—	—	5,858
LG Display Guangzhou Trading Co., Ltd.		100,159	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		9,042	—	35,609	—	633,843	7,644
Suzhou Lehui Display Co., Ltd.		25,989	—	1,834	—	5,051	11
LG Display High-Tech (China) Co., Ltd.		307	—	1,356	—	401,682	1,427

	~~W~~	4,353,085	—	236,380	—	1,804,084	31,239

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2023
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	72	—	—	9
AVATEC Co., Ltd.		—	—	250	—	10,857	2,934
Paju Electric Glass Co., Ltd.		—	—	47,722	—	—	1,334
YAS Co., Ltd.		—	—	2,335	276	—	1,071
Material Science Co., Ltd.		—	—	—	—	—	13

	~~W~~	—	—	50,379	276	10,857	5,361

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	51,491	—	2,671	13,443	—	44,019
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	20,316	—	—	—	—	27
LG Electronics Vietnam Haiphong Co., Ltd.		81,457	—	—	—	—	172
LG Electronics Reynosa S.A. DE C.V.		7,942	—	—	—	—	128
LG Electronics U.S.A., Inc.		—	—	—	—	—	472
LG Electronics RUS, LLC		—	—	—	—	—	1,449

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2023
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E	~~W~~	4,052	—	—	—	—	7
LG Innotek Co., Ltd.		2,642	—	3	—	—	27,686
P.T. LG Electronics Indonesia		6,243	—	—	—	—	673
Others		6,749	—	—	—	—	4,210

	~~W~~	129,401	—	3	—	—	34,824

	~~W~~	4,533,977	—	289,433	13,719	1,814,941	115,443

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2023
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	7,215,441	—	—	—	—	6
LG Display Japan Co., Ltd.		674,238	—	—	—	—	241
LG Display Germany GmbH		855,486	—	—	—	—	43,724
LG Display Taiwan Co., Ltd.		1,180,187	—	—	—	—	1,239
LG Display Nanjing Co., Ltd.		78,547	425,666	3,430	—	1,126,388	11,240
LG Display Shanghai Co., Ltd.		357,115	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		20,523	1,042,837	33,384	—	909,889	13,636
LG Display Shenzhen Co., Ltd.		272,449	—	—	—	—	—
LG Display Yantai Co., Ltd.		890	345,527	13,480	—	243,359	1,271
LG Display (China) Co., Ltd.		941	57,966	740,088	—	—	1,168
LG Display Singapore Pte. Ltd.		787,090	—	—	—	—	95
L&T Display Technology (Fujian) Limited		93,720	—	4	—	—	120
Nanumnuri Co., Ltd.		178	—	—	—	—	17,683
LG Display Guangzhou Trading Co., Ltd.		272,622	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		20,449	—	73,162	—	1,818,271	22,292
Suzhou Lehui Display Co., Ltd.		66,272	—	16,405	—	19,491	28
LG Display High-Tech (China) Co., Ltd.		4,837	—	2,874	—	1,998,305	3,728

	~~W~~	11,900,985	1,871,996	882,827	—	6,115,703	116,471

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2023
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	330	—	—	10
AVATEC Co., Ltd.		—	—	442	—	30,234	6,644
Paju Electric Glass Co., Ltd.		—	15,200	122,537	—	—	2,739
YAS Co., Ltd.		—	—	6,462	7,236	—	4,209
Material Science Co., Ltd.		—	—	—	—	—	72

	~~W~~	—	15,200	129,771	7,236	30,234	13,674

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	151,970	—	9,074	41,787	—	114,477
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	42,703	—	—	—	—	163
LG Electronics Vietnam Haiphong Co., Ltd.		334,522	—	—	—	—	559
LG Electronics Reynosa S.A. DE C.V.		22,915	—	—	—	—	485
LG Electronics U.S.A., Inc.		—	—	—	—	—	1,606
LG Electronics RUS, LLC		—	—	—	—	—	2,062

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2023
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E	~~W~~	18,732	—	—	—	—	44
LG Innotek Co., Ltd.		5,828	—	17	—	—	77,164
P.T. LG Electronics Indonesia		20,119	—	—	—	—	1,842
Others		17,991	—	9	—	—	13,453

	~~W~~	462,810	—	26	—	—	97,378

	~~W~~	12,515,765	1,887,196	1,021,698	49,023	6,145,937	342,000

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2022
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	3,730,189	—	—	—	—	17
LG Display Japan Co., Ltd.		432,034	—	—	—	—	—
LG Display Germany GmbH		486,800	—	—	—	—	31,273
LG Display Taiwan Co., Ltd.		426,551	—	—	—	—	333
LG Display Nanjing Co., Ltd.		19,743	—	1,269	—	578,759	10,862
LG Display Shanghai Co., Ltd.		66,522	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		4,007	—	20,116	—	380,731	7,034
LG Display Shenzhen Co., Ltd.		166,153	—	—	—	—	—
LG Display Yantai Co., Ltd.		3	—	6,890	—	164,298	628
LG Display (China) Co., Ltd.		406	—	426,178	—	—	734
LG Display Singapore Pte. Ltd.		303,837	—	—	—	—	69
L&T Display Technology (Fujian) Limited		45,309	—	—	—	—	89
Nanumnuri Co., Ltd.		56	—	—	—	—	5,702
LG Display Guangzhou Trading Co., Ltd.		101,532	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		2,867	—	19,864	—	744,268	19,283
Suzhou Lehui Display Co., Ltd.		44,767	—	20,715	—	—	—
LG Display High-Tech (China) Co., Ltd.		659	—	2,196	—	639,159	819

	~~W~~	5,831,435	—	497,228	—	2,507,215	76,843

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2022
	Sales and others		Dividend income	Purchase and others
(In millions of won)				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	108	—	—	—
AVATEC Co., Ltd.		—	—	—	—	17,324	1,245
Paju Electric Glass Co., Ltd.		—	—	47,187	—	—	798
YAS Co., Ltd.		—	—	2,400	5,930	—	2,408

	~~W~~	—	—	49,695	5,930	17,324	4,451

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	60,300	—	3,164	116,801	—	29,923
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	31,204	—	—	—	—	101
LG Electronics Vietnam Haiphong Co., Ltd.		139,145	—	—	—	—	112
LG Electronics Reynosa S.A. DE C.V.		7,935	—	—	—	—	296
LG Electronics U.S.A., Inc.		—	—	—	—	—	581
LG Electronics RUS, LLC		—	—	—	—	—	16

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2022
	Sales and others		Dividend income	Purchase and others
(In millions of won)				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E	~~W~~	28,220	—	—	—	—	179
LG Innotek Co., Ltd.		1,816	—	2	—	—	18,689
P.T. LG Electronics Indonesia		6,529	—	—	—	—	227
Others		6,420	—	36	—	—	6,538

	~~W~~	221,269	—	38	—	—	26,739

	~~W~~	6,113,004	—	550,125	122,731	2,524,539	137,956

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2022
	Sales and others			Purchase and others
(In millions of won)			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	8,717,354	—	—	—	—	28
LG Display Japan Co., Ltd.		1,439,952	—	—	—	—	—
LG Display Germany GmbH		1,339,032	—	—	—	—	65,232
LG Display Taiwan Co., Ltd.		1,635,727	—	—	—	—	1,148
LG Display Nanjing Co., Ltd.		46,124	—	2,774	—	1,329,714	20,361
LG Display Shanghai Co., Ltd.		340,454	—	—	—	—	3
LG Display Guangzhou Co., Ltd.		9,864	—	48,281	—	1,773,825	16,297
LG Display Shenzhen Co., Ltd.		610,036	—	—	—	—	—
LG Display Yantai Co., Ltd.		13	—	16,102	—	362,205	2,716
LG Display (China) Co., Ltd.		834	115,842	1,227,842	—	—	1,436
LG Display Singapore Pte. Ltd.		1,563,004	—	—	—	—	398
L&T Display Technology (Fujian) Limited		187,638	—	—	—	—	361
Nanumnuri Co., Ltd.		169	2,000	—	—	—	19,746
LG Display Guangzhou Trading Co., Ltd.		416,659	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		8,986	—	35,743	—	2,002,234	29,316
Suzhou Lehui Display Co., Ltd.		250,922	—	52,445	—	—	12
LG Display High-Tech (China) Co., Ltd.		1,686	—	5,291	—	2,171,774	2,971

	~~W~~	16,568,454	117,842	1,388,478	—	7,639,752	160,025

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2022
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	458	—	—	2
AVATEC Co., Ltd.		—	—	58	—	49,007	2,114
Paju Electric Glass Co., Ltd.		—	4,361	208,133	—	—	2,306
YAS Co., Ltd.		—	100	12,182	7,219	—	6,299
Material Science Co., Ltd.		—	—	17	—	—	—

	~~W~~	—	4,461	220,848	7,219	49,007	10,721

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	164,904	—	8,237	241,199	—	83,002
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	61,598	—	—	—	—	393
LG Electronics Vietnam Haiphong Co., Ltd.		325,101	—	—	—	—	674
LG Electronics Reynosa S.A. DE C.V.		31,475	—	—	—	—	692
LG Electronics U.S.A., Inc.		—	—	—	—	—	1,426
LG Electronics RUS, LLC		—	—	—	—	—	260

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2022
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E	~~W~~	64,943	—	—	—	—	210
LG Innotek Co., Ltd.		4,560	—	40	—	—	61,979
P.T. LG Electronics Indonesia		34,407	—	—	—	—	979
Others		32,962	—	45	—	—	15,299

	~~W~~	555,046	—	85	—	—	81,912

	~~W~~	17,288,404	122,303	1,617,648	248,418	7,688,759	335,660

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable and others as of September 30, 2023 and December 31, 2022 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2023		December 31, 2022	September 30, 2023	December 31, 2022
Subsidiaries
LG Display America, Inc.	~~W~~	1,118,890	1,193,850	10	6
LG Display Japan Co., Ltd.		209,398	142,262	73	—
LG Display Germany GmbH		173,110	20,386	9,062	26,855
LG Display Taiwan Co., Ltd.		129,939	77,003	89	77
LG Display Nanjing Co., Ltd.		2,032	181	1,369,004	1,126,398
LG Display Shanghai Co., Ltd.		325,535	184,266	—	—
LG Display Guangzhou Co., Ltd.		97	302	1,015,815	1,108,647
LG Display Guangzhou Trading Co., Ltd.		212,318	337,114	—	—
LG Display Shenzhen Co., Ltd.		85,515	108,860	5	—
LG Display Yantai Co., Ltd.		1	4	275,941	252,662
LG Display (China) Co., Ltd.		2,614	2,371	305,841	701,819
LG Display Singapore Pte. Ltd.		38,783	43,891	4	3
L&T Display Technology (Fujian) Limited		23,226	22,452	152,232	114,134
Nanumnuri Co., Ltd.		—	—	2,632	2,121
LG Display Vietnam Haiphong Co., Ltd.		27,302	37,050	1,074,125	1,198,073
Suzhou Lehui Display Co., Ltd.		18,821	13,208	2,299	7,600
LG Display High-Tech (China) Co., Ltd.		17,833	32,272	1,428,260	1,106,458

	~~W~~	2,385,414	2,215,472	5,635,392	5,644,853

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2023		December 31, 2022	September 30, 2023	December 31, 2022
Associates
WooRee E&L Co., Ltd.	~~W~~	805	878	54	152
AVATEC Co., Ltd.		—	—	2,296	3,756
Paju Electric Glass Co., Ltd.		—	—	48,775	30,431
YAS Co., Ltd.		—	—	4,043	5,827
Material Science Co., Ltd.		—	—	15	—

	~~W~~	805	878	55,183	40,166

Entity that has significant influence over the Company
LG Electronics Inc.(*1)	~~W~~	50,532	67,953	1,050,813	90,225

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2023		December 31, 2023	September 30, 2023	December 31, 2022
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd. (*2)	~~W~~	2,574	3,646	226,105	204,067
LG Electronics Reynosa S.A. DE C.V.		4,561	1,749	18	167
LG Electronics India Pvt. Ltd.		14,047	5,669	10	15
LG Electronics Vietnam Haiphong Co., Ltd.		30,246	50,173	17	53
LG Electronics RUS, LLC		—	—	1,465	—
LG Electronics Egypt S.A.E		2,080	2,008	4	—
P.T. LG Electronics Indonesia		5,237	4,524	90	195
Others		5,080	3,030	4,501	4,495

	~~W~~	63,825	70,799	232,210	208,992

	~~W~~	2,500,576	2,355,102	6,973,598	5,984,236

(*1)   Trades accounts and notes payable and others for LG Electronics Inc as of September 30, 2023 includes long-term borrowings of ~~W~~1,000,000 million (see Note 12(c)).

(*2)   Including deposits received amount ~~W~~180,000 million from lease agreement.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(d)	Details of significant financing transactions with related parties for the nine-month period ended September 30, 2023, is as follows:

(In millions of won)
Entity that has significant influence over the Controlling Company	Borrowings
LG Electronics Inc.(*)	~~W~~	1,000,000

Associates	Collection of loans
WooRee E&L Co., Ltd.	~~W~~	73

(*)   The Company entered into a loan agreement with LG Electronics Inc. on March 27, 2023 for a total borrowing amount of ~~W~~1,000,000 million, and received ~~W~~650,000 million on March 30, 2023 and ~~W~~350,000 million on April 20, 2023.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act, for the three-month and nine-month periods ended September 30, 2023 and 2022 and as of September 30, 2023 and December 31, 2022 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

	For the three-month period ended September 30, 2023			For the nine-month period ended September 30, 2023		September 30, 2023
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	—	599	—	1,847	—	206
LG Chem Ltd. and its subsidiaries		82	91,943	237	259,136	46	148,976
D&O Corp. and its subsidiaries		77	72,856	230	372,705	—	114,485
LG Corp.		—	11,840	1,891	34,672	17,895	5,575
LG Management Development Institute		—	9,252	—	31,137	—	641
LG CNS Co., Ltd. and its subsidiaries		—	42,178	—	119,068	—	35,079
HS Ad Inc. and its subsidiaries (formerly, G2R Inc. and its subsidiaries)(*)		—	1,703	—	11,085	—	2,804
Robostar Co., Ltd.		—	9	—	511	—	147

	~~W~~	159	230,380	2,358	830,161	17,941	307,913

(*)	G2R Inc. renamed its name as HS Ad Inc. on July 1, 2023.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2022			For the nine-month period ended September 30, 2022		December 31, 2022
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries(*1)	~~W~~	—	—	180,596	57,629	—	—
LG Uplus Corp.		—	618	—	1,852	—	349
LG Chem Ltd. and its subsidiaries		53	86,121	237	268,656	39	61,125
D&O Corp. and its subsidiaries (formerly, S&I Corp. and its subsidiaries)(*2)		77	178,853	230	580,162	—	195,059
LX Semicon Co., Ltd.(*1)		—	—	—	241,683	—	—
LG Corp.		—	15,577	—	43,775	14,979	6,287
LG Management Development Institute		—	8,532	—	26,263	—	524
LG CNS Co., Ltd. and its subsidiaries		—	49,009	—	114,402	17	77,533
G2R Inc. and its subsidiaries		—	9,536	—	28,217	—	11,193
Robostar Co., Ltd.		—	294	—	1,137	—	133
LG Household & Health Care		—	—	—	28	—	—

	~~W~~	130	348,540	181,063	1,363,804	15,035	352,203

(*1)	The separation of LX affiliates was approved by the Fair Trade Commission on June 21, 2022.
(*2)	S&I Corp. renamed its name as D&O Corp. on April 1, 2022.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensations cost of key management for the three-month and nine-month periods ended September 30, 2023 and 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2023		2022	2023	2022
Short-term benefits	~~W~~	576	580	1,715	1,734
Expenses related to the defined benefit plan		89	89	266	329

	~~W~~	665	669	1,981	2,063

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: November 14, 2023	By:	/s/ Suk Heo
(Signature)

	Name:	Suk Heo
	Title:	Director / Head of IR Division